SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter International Inc. and Subsidiaries
Incentive Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter International Inc.
and Subsidiaries
Incentive Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-14

Supplemental Information

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2010	15-67

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of
the Baxter International Inc. and Subsidiaries Incentive Investment Plan
Deerfield, Illinois
We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 22, 2011

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009 (in thousands)

	2010	2009

Assets
Investments
Cash and cash equivalents	$39,053	$47,549
Common stock (including securities on loan of $6,821 in 2010 and $29,596 in 2009)	434,918	437,852
U.S. government and government agency issues (including securities on loan of $4,523 in 2010 and $8,558 in 2009)	20,064	14,706
Corporate and other obligations (including securities on loan of $3,035 in 2010 and $5,282 in 2009)	47,640	38,840
Commingled funds	359,352	306,140
Registered investment companies	185,116	121,035
Synthetic guaranteed investment contracts (including securities on loan of $214,376 in 2010 and $175,468 in 2009)	724,396	660,400
Collateral held on loaned securities	230,444	220,812

Total investments at fair value	2,040,983	1,847,334

Receivables
Participant loans	39,926	35,785
Sponsor contributions	14,503	13,239
Accrued interest and dividends	1,901	1,798
Due from brokers for securities sold	875	615

	57,205	51,437

Total assets	2,098,188	1,898,771

Liabilities
Accounts payable	5,611	2,219
Due to brokers for securities purchased	—	1,536
Collateral to be paid on loaned securities	232,887	224,368

Total liabilities	238,498	228,123

Net assets available for benefits, reflecting investments at fair value	1,859,690	1,670,648
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(49,603)	(5,199)

Net assets available for benefits	$1,810,087	$1,665,449

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009 (in thousands)

	2010	2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$80,309	$181,972
Interest	33,469	26,343
Dividends	10,717	9,260

Net investment income	124,495	217,575

Participant loan interest	1,999	2,099

Contributions
Sponsor	53,270	53,012
Participant	88,683	85,389

	141,953	138,401

Net additions	268,447	358,075

Deductions from net assets attributed to
Benefits paid	118,199	87,121
Plan expenses	5,610	4,790

Total deductions	123,809	91,911

Net increase	144,638	266,164
Net assets available for benefits
Beginning of year	1,665,449	1,399,285

End of year	$1,810,087	$1,665,449

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
1.	General Description of the Plan
The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions of up to 50% of their eligible annual compensation within certain limitations. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Plan sponsor, Baxter International Inc. (Baxter or the Company), matches participant contributions up to a maximum of 3.5% of the employee’s compensation. Participant contributions and Plan sponsor matching contributions are fully vested and nonforfeitable at all times. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan. The additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at variable rates as outlined in the Plan agreement. The loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions to any of 18 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund, ten different Target Retirement Funds and the Self-Managed Fund. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards
In September 2010, the Financial Accounting Standards Board (FASB) amended existing standards with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as receivables, segregated from plan investments, and to be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance was adopted by the Plan effective December 31, 2010 and was applied retrospectively to all periods presented. The adoption of this standard had no effect on the Plan’s net assets available for benefits.

In January 2010, the FASB issued a new accounting standard effective for the December 31, 2010 reporting period, which clarified existing fair value disclosures about the level of disaggregation and inputs and valuation techniques used to measure fair value, and required that significant transfers in and out of Levels 1 and 2 of the fair value hierarchy be disclosed. The Plan did not have any transfers between Levels 1 and 2 during 2010. In addition, effective for reporting periods beginning after December 15, 2010, an entity will be required to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3.

Valuation of Investments and Collateral The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national and international securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Commingled funds	Value based on net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 6 for amounts invested in each of these funds.

Registered investment companies	Value based upon the last reported sale price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.
Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The financial statements reflect the net appreciation in the fair value of the Plan’s investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts
The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, corporate and other obligations, and registered investment companies.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were $1.6 million and $1.7 million at December 31, 2010 and 2009, respectively.

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $674.8 million and $655.2 million at December 31, 2010 and 2009, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 3.5% and 4.2% at December 31, 2010 and 2009, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 4.1% for both years ended December 31, 2010 and 2009. The credit ratings for Aegon Institutional Markets were AA- at both December 31, 2010 and 2009, and the credit ratings for Bank of America N.A. were A+ at both December 31, 2010 and 2009.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:
A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.
4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:
•	Level 1 — Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
(in thousands)	2010	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$39,053	$—	$39,053	$—
Common stock:
Healthcare	211,669	211,669	—	—
Information technology	46,526	46,526	—	—
Financial services	33,235	33,235	—	—
Consumer products	48,708	48,708	—	—
Industrial services and materials	35,358	35,358	—	—
Energy	28,737	28,737	—	—
Other	30,685	30,685	—	—

Total common stock	434,918	434,918	—	—

U.S. government and government agency issues	20,064	—	20,064	—
Corporate and other obligations	47,640	—	47,640	—
Commingled funds	359,352	—	359,352	—
Registered investment companies:
Target retirement funds	172,137	172,137	—	—
Self-managed funds	12,979	12,979	—	—

Total registered investment companies	185,116	185,116	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	264,682	—	264,682	—
U.S. government and government agency issues	436,962	—	436,962	—
Cash and cash equivalents	21,120	—	21,120	—
Wrapper contracts	1,634	—	—	1,634
Other	(2)	—	(2)	—

Total synthetic guaranteed investment contracts	724,396	—	722,762	1,634

Collateral held on loaned securities	230,444	—	230,444	—

Total assets	$2,040,983	$620,034	$1,419,315	$1,634

Liability
Collateral to be paid on loaned securities	$232,887	$6,929	$225,958	$—

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
(in thousands)	2009	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$47,549	$—	$47,549	$—
Common stock:
Healthcare	221,596	221,596	—	—
Information technology	53,234	53,234	—	—
Financial services	43,117	43,117	—	—
Consumer products	34,182	34,182	—	—
Industrial services and materials	29,168	29,168	—	—
Energy	28,962	28,962	—	—
Other	27,593	27,593	—	—

Total common stock	437,852	437,852	—	—

U.S. government and government agency issues	14,706	—	14,706	—
Corporate and other obligations	38,840	—	38,840	—
Commingled funds	306,140	—	306,140	—
Registered investment companies:
Target retirement funds	107,453	107,453	—	—
Self-managed funds	13,582	13,582	—	—

Total registered investment companies	121,035	121,035	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	300,237	—	300,237	—
U.S. government and government agency issues	285,793	—	285,793	—
Cash and cash equivalents	41,829	—	41,829	—
Registered investment companies	30,484	30,484	—	—
Wrapper contracts	1,668	—	—	1,668
Other	389	—	389	—

Total synthetic guaranteed investment contracts	660,400	30,484	628,248	1,668

Collateral held on loaned securities	220,812	—	220,812	—

Total assets	$1,847,334	$589,371	$1,256,295	$1,668

Liability
Collateral to be paid on loaned securities	$224,368	$30,459	$193,909	$—

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

Wrapper
(in thousands)	Contracts

Balance at December 31, 2008	$1,479
Unrealized gains (relating to assets held at end of year)	189
Purchases, sales, issuances and settlements (net)	—

Balance at December 31, 2009	1,668

Unrealized losses (relating to assets held at end of year)	(34)
Purchases, sales, issuances and settlements (net)	—

Balance at December 31, 2010	$1,634

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 are summarized as follows:

(in thousands, except per share data)	2010	2009

Baxter common stock, 3,077,924 shares and 2,933,075 shares at December 31, 2010 and 2009, respectively	$155,805	$172,113
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	176,772	152,285
SSgA International EAFE Equity Index Fund	94,567	93,424
State Street Bank Quality D Short-Term Investment Fund (Collateral held on loaned securities)	*	220,812
Baxter International Savings Trust Separate Account (Collateral held on loaned securities)	215,921	*

*	Does not meet 5% threshold.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investments as of December 31, 2010 and 2009 are segregated into various investment fund options as follows:

(in thousands)	2010	2009

Cash (available for investment)	$6,637	$6,718
Stable Income Fund	737,052	682,022
Baxter Common Stock Fund	157,521	174,259
Composite Fund	150,741	141,895
General Equity Fund	154,195	148,831
Cardinal Health Common Stock Fund	5,308	4,809
SSgA S&P 500 Flagship Fund	177,001	152,285
SSgA International EAFE Equity Index Fund	94,603	93,468
Edwards Lifesciences Common Stock Fund	22,526	13,975
SSgA Small Cap Fund	88,103	60,431
Self-Managed Fund	44,715	40,376
Target Retirement Funds	172,137	107,453
Collateral held on loaned securities	230,444	220,812

Total investments at fair value	2,040,983	1,847,334
Adjustment from fair value to contract value for Stable Income Fund	(49,603)	(5,199)

Total investments	$1,991,380	$1,842,135

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

(in thousands)	2010	2009

Baxter common stock	$(22,002)	$16,645
Other common stock	34,999	65,810
U.S. government and government agency issues	205	101
Corporate and other obligations	2,549	7,564
Commingled funds	45,909	66,495
Registered investment companies	17,535	20,621
Collateral held on loaned securities	1,114	4,736

	$80,309	$181,972

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2009, the Plan had securities on loan with a fair market value of $218.9 million with cash collateral received of $224.4 million, which was invested in a short-term commingled investment fund (State Street Quality D Short-Term Investment Fund). As of December 31, 2010, the Plan had securities on loan with a fair market value of $228.8 million, with cash collateral received of $232.9 million, of which $218.4 million was redeemed during 2010 from the State Street Quality D Short-Term Investment Fund and held in a separate fund (Baxter International Savings Trust Separate Account) for liquidation due to an agreement between the Plan and the Trustee to terminate the securities lending program for the securities within the Stable Income Fund. The assets underlying both funds primarily consisted of cash and cash equivalents and asset-backed securities. As of December 31, 2010, the net asset values of the Baxter International Savings Trust Separate Account and State State Street Quality D Short-Term Investment Fund were $0.9929 and $.9925, respectively, per unit. As of December 31, 2009, the net asset value of the State Street Quality D Short-Term Investment Fund was $0.9842 per unit. As a result of the increase in net asset values, an unrealized gain of $1.1 million is reflected in the 2010 Statement of Changes in Net Assets Available for Benefits compared with an unrealized gain of $4.7 million reported in 2009. As of December 31, 2010 and 2009, the cash collateral received is reflected at its fair value of $230.4 million and $220.8 million, respectively, in the 2010 and 2009 Statements of Net Assets Available for Benefits.

Non-cash collateral of $6.7 million and $6.2 million received for securities on loan at December 31, 2010 and 2009, respectively, consisted of U.S. government and government agency issues held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2010 and 2009 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $424,446 and $36,172 for 2010 and 2009, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated July 19, 2006 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2010 and 2009, the Plan held units of participation in certain commingled funds, shares of common stock, units of registered investment companies, and short-term investment funds of State Street Bank and Trust Company, the Plan trustee; shares of common stock and bonds of Baxter, the Plan sponsor; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock and units of registered investment companies managed byAllianceBernstein, an investment manager for the Plan; units of registered investment companies managed by Loomis Sayles, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts; and units of registered investment companies in various affiliates of ING Institutional Plan Services, LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Identity of Issue	Description of Investment	Cost(1)	Current Value
Cash & Cash Equivalents:

* SSgA Money Market Fund	Short-Term Investment Fund	—	7,836,505
* State Street Bank & Trust Co	Short-Term Investment Fund	—	31,216,669

Cash and cash equivalents			$39,053,174

** Common Stock:

3Dicon Corp	Common Stock	—	2,635
3M Company	Common Stock	—	28,934
ABB Ltd Sponsored Adr	Common Stock	—	19,312
Abbott Laboratories	Common Stock	—	93,046
Abbott Laboratories	Common Stock	—	1,330,405
Accenture PLC	Common Stock	—	1,946,307
Access Pharmaceuticals Inc Com	Common Stock	—	24,168
Acorda Therapeutics Inc Cdt	Common Stock	—	10,904
Activision Blizzard Inc Com	Common Stock	—	39,133
Acura Pharmceuticals Inc Com New	Common Stock	—	55,443
Adept Technology Inc Com New	Common Stock	—	2,205
Adolor Corp	Common Stock	—	605
Advanced Micro Devices Inc	Common Stock	—	8,998
Advanced Photonix Inc Cl A	Common Stock	—	8,100
Advansource Biomaterials Corp Com	Common Stock	—	53
Advanta Corp Cl B	Common Stock	—	9
Advantage Oil & Gas Ltd Com Npv	Common Stock	—	1,700
Aegean Marine Petroleum Network Inc A	Common Stock	—	5,482
Aes Corp	Common Stock	—	1,273,457
Aeterna Zentaris Inc Com	Common Stock	—	1,032
Affymax Inc Com	Common Stock	—	3,325
Aflac Inc	Common Stock	—	14,278
Agnico Eagle Mines Ltd	Common Stock	—	105,249
Agrium Inc	Common Stock	—	335,474
Agrium Inc	Common Stock	—	3,670
Air Trans Svcs Group Inc Com	Common Stock	—	3,950
Akamai Technologies Inc	Common Stock	—	4,046
Aksys Ltd	Common Stock	—	2
Alcatel Lucent Spon Adr	Common Stock	—	11,813
Alcoa Inc	Common Stock	—	587,053
Alcoa Inc	Common Stock	—	66,958
Alcon Inc	Common Stock	—	6,283,773
Alexco Resource Corp Com	Common Stock	—	24,570
Alexza Pharmaceuticals Inc Com	Common Stock	—	625
Alj Regl Hldgs Inc Com	Common Stock	—	300
Allergan Inc	Common Stock	—	3,021
Allergan Inc	Common Stock	—	760,719
Alliance Pharmaceutical Corp Com New	Common Stock	—	15
Alliance Resource Partners LP Unit	Common Stock	—	13,007

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

*	AllianceBernstein Hldg LP Unit	Common Stock	—	9,809
	Allos Therapeutics Inc	Common Stock	—	23,119
	Allscripts Healthcare Solutions Inc Com	Common Stock	—	15,339
	Almaden Minerals Ltd	Common Stock	—	23,650
	Alnylam Pharmaceuticals Inc	Common Stock	—	986
	Alon Usa Energy Inc Com	Common Stock	—	3,289
	Alphatec Hldgs Inc Com	Common Stock	—	2,700
	Altair Nanotechnologies Inc Com Npv	Common Stock	—	690
	Altria Group Inc	Common Stock	—	790,720
	Altria Group Inc	Common Stock	—	117,421
	Aluminum Corp China Ltd Spon Adr Repstg H Shs	Common Stock	—	387
	Alvarion Ltd	Common Stock	—	1,210
	Amarin Corp Adr Each Rep 1 Ord Gbp0.50	Common Stock	—	8,201
	Amazon.com Inc	Common Stock	—	49,500
	Amazon.com Inc	Common Stock	—	1,233,589
	Amcore Finl Inc	Common Stock	—	3
	Amdocs Ltd Ord	Common Stock	—	5,494
	American Cap Agy Corp Com	Common Stock	—	71,850
	American Cap Ltd Com	Common Stock	—	25,183
	American Elec Pwr Co	Common Stock	—	23,387
	American Express Co	Common Stock	—	27,649
	American Intl Group Inc Com New	Common Stock	—	34,457
	American Lithium Minerals Inc Com	Common Stock	—	11,100
	American Tower Corp	Common Stock	—	5,164
	Amerigas Partners LP Com Ltd	Common Stock	—	8,786
	Amgen Inc	Common Stock	—	57,755
	AMR Corp Del	Common Stock	—	32,718
	Amstem Corp Com	Common Stock	—	645
	Amylin Pharm Inc	Common Stock	—	7,355
	Anadarko Pete Corp	Common Stock	—	3,808
	Andrea Electronics Corp	Common Stock	—	54
	Angiotech Pharm Inc	Common Stock	—	1,856
	Anheuser-Busch Inbev Adr	Common Stock	—	192,393
	Annaly Mortgage Management Inc	Common Stock	—	209,555
	Anthera Pharmaceuticals Inc Com	Common Stock	—	61,000
	Antigenics Inc Del	Common Stock	—	4,469
	Anworth Mtg Asset Corp	Common Stock	—	1,862
	AOL Inc Com	Common Stock	—	332
	AON Corp	Common Stock	—	641,095
	Apache Corp	Common Stock	—	13,019
	Apollo Group	Common Stock	—	1,139,518
	Apollo Group Inc	Common Stock	—	2,369
	Apollo Invt Corp Com Sh Ben Int	Common Stock	—	25,404
	Apple Computer Inc	Common Stock	—	1,990,840
	Apple Inc	Common Stock	—	8,850,332
	Applied Materials Inc	Common Stock	—	7,166
	Applied Materials Inc	Common Stock	—	1,299,582
	Apricus Biosciences Inc Com Stk	Common Stock	—	3,470
	Aqua America Inc	Common Stock	—	2,536

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

	Aradigm Corp Com New	Common Stock	—	588
	Arch Coal Inc	Common Stock	—	57,998
	Archer Daniels Midland	Common Stock	—	28,890
	Arena Pharmaceutical Inc	Common Stock	—	3,096
	Ariad Pharmaceutical Inc	Common Stock	—	15,300
	Artificial Life Inc	Common Stock	—	2,040
	Aspenbio Pharma Inc	Common Stock	—	1,857
	Assurant Inc	Common Stock	—	3,861
	Assured Guaranty Ltd Shs	Common Stock	—	23,877
	Astrazeneca PLC	Common Stock	—	1,688,889
	Astrazeneca Plc- Spons Adr	Common Stock	—	2,079
	AT&T Inc	Common Stock	—	560,351
	AT&T Inc	Common Stock	—	96,771
	Atlantic Power Corp Com Npv	Common Stock	—	44,759
	ATP Oil & Gas Corp	Common Stock	—	167,400
	Atsi Communications Inc Com New	Common Stock	—	37
	Atwood Oceanics Inc	Common Stock	—	3,737
	Aurizon Mines Ltd	Common Stock	—	14,640
	Autochina International Limited Com	Common Stock	—	25,870
	Autodesk Inc	Common Stock	—	38
	Automatic Data Processing Inc	Common Stock	—	26,962
	Avanir Pharmaceuticals Cl A New	Common Stock	—	4,855
	Avi Biopharma Inc	Common Stock	—	29,256
	Backweb Technologies Ltd	Common Stock	—	199
	Baidu Com Inc Spon Adr Restg Ord Shs Cl A	Common Stock	—	550,318
	Baker Hughes Inc	Common Stock	—	1,005,633
	Banco Latino- Americano De Comercio	Common Stock	—	16,245
	Banco Santander Sa Adr	Common Stock	—	9,045
	Bank New York Mellon Corp	Common Stock	—	12,259
*	Bank of America Corp	Common Stock	—	464,082
*	Bank of America Corp	Common Stock	—	1,508,111
	Bank of Ireland(Governor & Co Of) Spon Adr	Common Stock	—	795
*	Baxter Intl Inc	Common Stock	—	960,401
*	Baxter Intl Inc	Common Stock	—	154,844,105
	Bayer Ag Sponsored Adr	Common Stock	—	18,996
	BB&T Corp	Common Stock	—	548,182
	Beacon Pwr Corp Com	Common Stock	—	3,960
	Benchmark Electrs Inc Com	Common Stock	—	2,179
	Berkley W R Corp	Common Stock	—	41,176
	Berkshire Hathaway Inc Del Cl B New	Common Stock	—	285,752
	Best Buy Inc	Common Stock	—	14,038
	Big Bear Mng Corp Com New	Common Stock	—	81
	Bioelectronics Corp	Common Stock	—	693
	Biomedical Technology Solutions Hldgs Inc Com	Common Stock	—	1,260
	Biomerica Inc	Common Stock	—	5,810
	Biomoda Inc Com Stk	Common Stock	—	1,920
	Bionovo Inc Com New	Common Stock	—	1,411
	Biosante Pharmaceuticals Inc Com New	Common Stock	—	220
	Bitstream Inc	Common Stock	—	5,068

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Black Hills Corp	Common Stock	—	3,300
Blackrock Global Opportunities Equity Tr	Common Stock	—	18,350
Blackstone Group LP Com Unit	Common Stock	—	28,300
Blackstone Group LP	Common Stock	—	900,031
Blavod Extreme Spirits Ord	Common Stock	—	129
Blockbuster Inc Cl A	Common Stock	—	24
Boeing Co	Common Stock	—	29,367
Boston Scientific	Common Stock	—	3,028
BP Amoco Plc Spon Adr	Common Stock	—	31,847
Brigham Expl Co	Common Stock	—	27,240
Bristol Myers Squibb	Common Stock	—	29,069
Broadcom Corp	Common Stock	—	1,919,439
Broadcom Corp Cl A	Common Stock	—	25,259
BroadRidge Financial Solutions LLC	Common Stock	—	1,645
Brookfield Asset Mgmt Inc Com	Common Stock	—	8,323
Brookfield Homes Corp	Common Stock	—	19
Brookfield Infrastructure Partners Units	Common Stock	—	6,781
BSD Medical Corp Del	Common Stock	—	28,991
BT Group Plc Adr	Common Stock	—	5,716
Bunge Ltd	Common Stock	—	971,218
Bunge Ltd	Common Stock	—	1,139,562
Cablevision Systems	Common Stock	—	270,874
Cadence Pharmaceuticals Inc Com	Common Stock	—	46,070
Calamp Corp	Common Stock	—	77,605
Calgon Carbon Corp	Common Stock	—	1,814
Calpine Corp Com New	Common Stock	—	14,474
Cameco Corp	Common Stock	—	52,517
Cameron International	Common Stock	—	806,626
Cameron Intl Corp Com	Common Stock	—	3,957
Campbell Soup Co	Common Stock	—	6,950
Canadian Natural Resources Ltd	Common Stock	—	8,884
Canadian Solar Inc Com	Common Stock	—	186
Canrival Corp	Common Stock	—	1,934,985
Capital One Financial	Common Stock	—	559,377
Capitalsource Inc	Common Stock	—	17,293
Capitol Bancorp Ltd	Common Stock	—	386
Capstead Mtg Corp Com No Par	Common Stock	—	25,180
Capstone Turbine Corp	Common Stock	—	96
Cardinal Health Inc	Common Stock	—	5,218,550
Cardinal Health Inc	Common Stock	—	144,390
Carefusion Corp Com	Common Stock	—	45,746
Carmax Inc	Common Stock	—	6,376
Carnival Corp Paired Ctf 1 Com C	Common Stock	—	13,833
Caterpillar Inc	Common Stock	—	155,870
Cbiz Inc Com	Common Stock	—	1,872
CBL & Assoc Pptys Inc	Common Stock	—	1,829
CDC Corporation Com	Common Stock	—	5,848
Celgene Corp	Common Stock	—	30,043
Celgene Corp	Common Stock	—	1,400,120

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Cell Therapeutics Inc Com No Par	Common Stock	—	13,177
Cellcom Israel Ltd Shs	Common Stock	—	14,149
Cemex S A Spons Adr New Rep Ord	Common Stock	—	7,139
Cenovus Energy Inc Com Npv	Common Stock	—	5,035
Central Fd Cda Cl A	Common Stock	—	47,694
Centurylink Inc	Common Stock	—	556,636
Centurytel Inc	Common Stock	—	4,063
Ceragon Networks Ltd Reg Shs	Common Stock	—	3,954
Cereplast Inc Com New	Common Stock	—	23,288
Cerner Corp	Common Stock	—	8,527
Cerus Corp	Common Stock	—	3,198
CF Inds Hldgs Inc Com	Common Stock	—	3,379
CF Industries Holdings	Common Stock	—	587,652
Charles Schwab Corp	Common Stock	—	1,425,374
Cheniere Energy Inc New	Common Stock	—	27,600
Chesapeake Energy Corporation Oklahoma	Common Stock	—	342,840
Chevron Corp New	Common Stock	—	90,253
Chimera Invt Corp Com	Common Stock	—	63,962
China Automotive Sys Inc	Common Stock	—	1,090
China Biologic Prods Inc	Common Stock	—	106,535
China Biotics Inc Com	Common Stock	—	26,093
China Direct Inc Com New	Common Stock	—	168
China Fin Online Co Ltd Sponsored Adr	Common Stock	—	4,049
China Fire & Sec Group Inc	Common Stock	—	1,971
China Green Agriculture Inc Com	Common Stock	—	14,058
China Mediaexpress Hldgs Inc Com	Common Stock	—	44,669
China Sunergy Co Ltd Sponsored Adr	Common Stock	—	167
China Tel Group Inc Com	Common Stock	—	1,680
China Yuchai International Ltd	Common Stock	—	95,070
Chiquita Brands Intl Inc	Common Stock	—	5,608
Churchill Downs Inc	Common Stock	—	4,456
Cia Saneamento Basico De Sao Paulo Spons Adr	Common Stock	—	10,576
Ciena Corp Com New Delaware	Common Stock	—	42
Cintas Corp	Common Stock	—	2,237
Circuit City Stores Inc	Common Stock	—	4
Cisco Sys Inc	Common Stock	—	232,079
Cisco Systems	Common Stock	—	3,106,692
Citigroup Inc	Common Stock	—	475,230
Citigroup Inc	Common Stock	—	1,766,869
Citizens Republic Bancorp Inc	Common Stock	—	117
Citrix Systems Inc	Common Stock	—	1,684,348
City Bank Lynnwood Wash	Common Stock	—	24
Clean Energy Fuels Corp	Common Stock	—	1,384
Cliffs Nat Res Inc Com	Common Stock	—	93
CME Group	Common Stock	—	2,104,883
CME Group Inc	Common Stock	—	33,369
Cninsure Inc Ads	Common Stock	—	8,723
Coca Cola Co	Common Stock	—	150,016
Coca Cola Co	Common Stock	—	987,922

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Coeur D Alene Mines Corp Com Stk	Common Stock	—	15,026
Cogo Group Inc Com	Common Stock	—	4,425
Coinstar Inc	Common Stock	—	5,644
Collective Brands Inc	Common Stock	—	30,595
Colonial Bancgroup	Common Stock	—	10
Columbia Laboratories Inc	Common Stock	—	1,362
Comamtech Inc Com Npv	Common Stock	—	17
Comcast Corp	Common Stock	—	957,459
Comcast Corp	Common Stock	—	1,260,111
Comcast Corp	Common Stock	—	1,276,611
Comerica Inc	Common Stock	—	459,164
Commercial Metals Co	Common Stock	—	336,087
Commonwealth Reit Com Sh Ben Int	Common Stock	—	3,189
Commtouch Software Limited Shs New	Common Stock	—	1,548
Compass Minerals Intl Inc	Common Stock	—	10,103
Concord Medical Services Hldgs Ltd Ads	Common Stock	—	6,651
Conexant Sys Inc Com New	Common Stock	—	424
ConocoPhilips	Common Stock	—	847,948
ConocoPhillips	Common Stock	—	126,108
Consol Energy Inc	Common Stock	—	2,482
Consolidated Edison Hldg Co Inc	Common Stock	—	29,742
Constellation Brands Inc	Common Stock	—	838,347
Constellation Energy Group	Common Stock	—	1,256
Constellation Energy Group	Common Stock	—	411,659
Constellation Energy Partners LLC Com Unit	Common Stock	—	16,680
Continucare Corp	Common Stock	—	2,925
Cooper Industries	Common Stock	—	2,883,608
Corelogic Inc Com	Common Stock	—	926
Corning Inc	Common Stock	—	21,898
Corning Inc	Common Stock	—	311,205
Corporate Executive Brd Co	Common Stock	—	1,690
Cortex Pharmaceuticals Inc	Common Stock	—	1,316
Costco Wholesale Corp	Common Stock	—	6,768
Costco Wholesale Corp	Common Stock	—	1,352,967
Covidien Plc Shs	Common Stock	—	1,005
Credit Suisse Group	Common Stock	—	1,389,695
Cree Inc	Common Stock	—	533,709
Cresud S.A. Spon Adr	Common Stock	—	11,388
Crocs Inc Com	Common Stock	—	16,178
Cross Timbers Royalty Trust	Common Stock	—	598
Cryptologic Limited Shs	Common Stock	—	282
CSX Corp	Common Stock	—	3,939
Cubic Energy Inc	Common Stock	—	2,000
CVS Caremark Corp	Common Stock	—	1,309,125
CVS Corp Del	Common Stock	—	15,993
Cytosorbents Corp Com	Common Stock	—	1,050
Cytrx Corp	Common Stock	—	7,070
D R Horton Inc	Common Stock	—	11,930
Daimlerchrysler Ag Ord	Common Stock	—	1,808

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Danaher Corp	Common Stock	—	943
Danaher Corp	Common Stock	—	2,965,356
Daulton Cap Corp Com	Common Stock	—	200
Daystar Technologies Inc Com New	Common Stock	—	19
Dean Foods Co	Common Stock	—	4,420
Deckers Outdoor	Common Stock	—	56,376
Deere & Co	Common Stock	—	1,567,561
Deere & Co	Common Stock	—	55,373
Delcath Systems Inc Com	Common Stock	—	98,000
Delek Us Hldgs Inc	Common Stock	—	7,280
Dell Inc	Common Stock	—	1,360,456
Dell Inc	Common Stock	—	7,317
Delta Air Line	Common Stock	—	744,600
Delta Pete Corp Com New	Common Stock	—	760
Denbury Res Inc	Common Stock	—	25,562
Dendreon Corp	Common Stock	—	344,137
Denison Mines Corp Com	Common Stock	—	34,200
Depomed Inc	Common Stock	—	25,440
Devon Energy	Common Stock	—	1,427,559
Devon Energy Corp	Common Stock	—	1,582,729
Devon Energy Corp New	Common Stock	—	26,301
Devry Inc	Common Stock	—	2,412
Diamond Offshore Drilling Inc	Common Stock	—	14,377
Diana Shipping Inc	Common Stock	—	19,828
Digital Angel Corp New Com	Common Stock	—	3,637
Directv	Common Stock	—	260,432
Discover Finl Svcs	Common Stock	—	5,837
Discovery Laboratories Inc New Com New	Common Stock	—	127
Disney Walt Co Del (Holding Company)	Common Stock	—	68,124
Dolby Laboratories Inc Cl A	Common Stock	—	10,005
Dominion Resources Inc Va New	Common Stock	—	13,535
Doral Finl Corp Com New	Common Stock	—	69
Dorchester Minerals LP Com Units	Common Stock	—	46,699
Dow Chemical Co	Common Stock	—	414,973
Dow Chemical Co	Common Stock	—	37,726
Dow Chemical Co	Common Stock	—	3,684,152
Dryships Inc	Common Stock	—	48,373
Du Pont E I De Nemours & Co	Common Stock	—	18,844
Duke Energy Corp New Com	Common Stock	—	96,879
Duke Realty Corp	Common Stock	—	2,492
Dynamic Materials Corp	Common Stock	—	37,173
Dynegy Inc Del Com	Common Stock	—	141
E M C Corp Mass	Common Stock	—	15,801
E Trade Finl Corp Com New	Common Stock	—	18,272
Eagle Bulk Shipping Inc	Common Stock	—	498
Eagle Rock Energy Partners LP Unit	Common Stock	—	17,004
Earthlink Inc	Common Stock	—	5
Eastman Kodak Co	Common Stock	—	144,082
Eaton Corp	Common Stock	—	802,510

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Ebay Inc	Common Stock	—	12,913
Ebay Inc	Common Stock	—	1,152,335
Ecolocap Solutions Inc Com	Common Stock	—	46
E-Commerce China Dangdang Inc Spon Ads	Common Stock	—	2,707
Edap Tms S.A. Ads Each	Common Stock	—	88,661
Edison International	Common Stock	—	411,967
Edwards Lifesciences Corp	Common Stock	—	22,171,536
Edwards Lifesciences Corp	Common Stock	—	7,761
El Paso Corp	Common Stock	—	705,728
Elan Corp Plc Adr	Common Stock	—	6,418
Eldorado Gold Corp New	Common Stock	—	18,570
Electronics For Imaging Inc	Common Stock	—	13,595
Eline Entertainment Group Inc	Common Stock	—	5
EMC Corp	Common Stock	—	2,713,578
Emcore Corp	Common Stock	—	104
Emergent Biosolutions Inc Com	Common Stock	—	7,038
Emerson Electric Co	Common Stock	—	4,061
Emulex Corp Com New	Common Stock	—	1,341
Enbridge Energy Partners LP	Common Stock	—	3,119
Enbridge Inc	Common Stock	—	2,820
Encana Corp	Common Stock	—	7,328
Energy Conversion Devices Inc	Common Stock	—	506
Energy Transfer Partners LP	Common Stock	—	30,357
Energysolutions Inc Depositary Sh	Common Stock	—	11,697
Enerplus Res Fd Tr Unit Ser G New	Common Stock	—	23,621
Ensco PLC	Common Stock	—	1,076,119
Enterprise Products Pptns LP	Common Stock	—	60,668
Entravision Communications Corp Cl A	Common Stock	—	386
Entremed Inc Com New	Common Stock	—	188
EOG Resources Inc	Common Stock	—	1,022,566
Epix Pharmaceuticals Inc Com New	Common Stock	—	11
EQT Corp	Common Stock	—	1,373,658
Eresearch Technology Inc	Common Stock	—	7,350
Etotalsource Inc	Common Stock	—	5
Ev Energy Partners Lp Com Units	Common Stock	—	4,016
Evergreen Solar Inc	Common Stock	—	2,268
Exelixis Inc	Common Stock	—	15,919
Exelon Corp	Common Stock	—	106,076
Exelon Corp	Common Stock	—	1,485,488
Exeter Resource Corp	Common Stock	—	24,840
Expedia Inc Del Com	Common Stock	—	1,581
Express 1 Expedited Solutions Inc Com	Common Stock	—	25,600
Express Scripts Inc	Common Stock	—	1,372,180
Express Scripts Inc Com Formerly Cl A	Common Stock	—	5,405
Extorre Gold Mines Limited Com Npv	Common Stock	—	27,092
Exxon Mobil Corp	Common Stock	—	75,022
Ezchip Semiconductor Ltd	Common Stock	—	6,744
F5 Networks Inc	Common Stock	—	13,016
Fairpoint Communications Inc	Common Stock	—	—

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Family Dollar Stores Inc	Common Stock	—	2,549
Fastenal Co	Common Stock	—	4,493
Federal Natl Mtg Assn	Common Stock	—	7,581
Fedex Corp	Common Stock	—	9,829
Fifth Third Bancorp	Common Stock	—	616,547
Finisar Corp Com New	Common Stock	—	7,423
First American Financial Corp Com	Common Stock	—	747
First Marblehead Corp	Common Stock	—	868
First Physicians Cap Group Inc Com	Common Stock	—	3
First Solar Inc Com	Common Stock	—	33,186
First Tr Dow Jones Select Microcap Index Fd Com	Common Stock	—	52,184
Fiserv Inc	Common Stock	—	2,108
Flagstar Bancorp Inc Com New	Common Stock	—	1,640
Flextronics International	Common Stock	—	3,925
Flextronics International	Common Stock	—	1,454,529
Flowserve Corp	Common Stock	—	695,697
Fluor Corp New	Common Stock	—	1,693
Focus Media Hldg Ltd Sponsored Adr	Common Stock	—	13,377
Food Technology Svc Inc	Common Stock	—	1,930
Forbes Medi Tech Inc New Com	Common Stock	—	3
Ford Motor Co	Common Stock	—	691,892
Ford Motor Co	Common Stock	—	1,670,827
Ford Motor Co	Common Stock	—	223,979
Fortress Invt Group LLC Del Cl A Delaware	Common Stock	—	2,850
Fortune Brands Inc	Common Stock	—	3,916
Forward Inds	Common Stock	—	322
Foster Wheeler Ag Com	Common Stock	—	6,904
Franklin Res Inc	Common Stock	—	5,882
Freddie Mac	Common Stock	—	4,956
Freeport McMoran Copper & Gold Inc	Common Stock	—	780,286
Freeport McMoran Copper & Gold Inc	Common Stock	—	60,346
Freeseas Inc Com Stk	Common Stock	—	3,740
Fresenius Kabi Pharmaceuticals Hldg Inc Rt	Common Stock	—	431
Fronteer Gold Inc Com	Common Stock	—	35,190
Frontier Communications Corp Com	Common Stock	—	13,452
Frontier Oil Corp	Common Stock	—	14,408
Fuel Sys Solutions Inc Com	Common Stock	—	3,673
Fuel Tech Inc Com	Common Stock	—	757
Gabelli Global Gold Nat Res & Income Tr Com	Common Stock	—	14,453
Gaming Partners Intl Corp	Common Stock	—	1,555
Gammon Gold Inc	Common Stock	—	8,190
Gannett Co	Common Stock	—	325,085
Gap Inc	Common Stock	—	851,096
Garmin Ltd	Common Stock	—	542,059
Garmin Ltd	Common Stock	—	4,478
Gazoo Energy Group Inc Com	Common Stock	—	75
Geeknet Inc Com Stk	Common Stock	—	5,582
General Dynamics Corp	Common Stock	—	3,548
General Electric Co	Common Stock	—	294,261

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

General Electric Co	Common Stock	—	809,735
General Maritime Corp New	Common Stock	—	6,500
General Mills Inc	Common Stock	—	64,062
General Motors Co	Common Stock	—	218,554
General Motors Co	Common Stock	—	1,059,985
General Motors Co	Common Stock	—	44,232
General Steel Hldgs Inc	Common Stock	—	2,583
Generex Biotechnology Corp	Common Stock	—	1,879
Genetic Technologies Ltd Spons Adr	Common Stock	—	11
Genvec Inc	Common Stock	—	5,687
Geopharma Inc	Common Stock	—	30
Geron Corp	Common Stock	—	5,707
Giant Interactive Group Inc Adr	Common Stock	—	1,489
Gigamedia Ltd	Common Stock	—	8,880
Gilead Sciences Inc	Common Stock	—	769,977
Gilead Sciences Inc	Common Stock	—	158,985
Gilead Sciences Inc	Common Stock	—	2,691,698
Gladstone Cap Corp	Common Stock	—	6,306
Glaxosmithkline Plc Sponsored Adr	Common Stock	—	1,961
Gmx Res Inc	Common Stock	—	1,104
Gold Amern Mng Corp Com	Common Stock	—	1,350
Goldbrook Ventures Inc Com Npv	Common Stock	—	6,038
Goldcorp Inc New	Common Stock	—	45,980
Goldman Sachs Group	Common Stock	—	581,624
Goldman Sachs Group	Common Stock	—	4,451,914
Goldman Sachs Group	Common Stock	—	112,705
Goodrich Corp	Common Stock	—	1,625,324
Google Inc	Common Stock	—	6,122,097
Google Inc Cl A	Common Stock	—	146,117
Government Pptys Income Tr Com Shs Ben Int	Common Stock	—	8,037
Grand Pacaraima Gold Corp	Common Stock	—	6
Great Wolf Resorts Inc	Common Stock	—	261
Green Earth Technologies Inc	Common Stock	—	7,000
Green Mtn Coffee Roasters Inc	Common Stock	—	8,149
Gsi Technology Inc	Common Stock	—	4,050
Guess? Inc	Common Stock	—	1,704
Halliburton Co Holding Co	Common Stock	—	21,454
Halozyme Therapeutics Inc	Common Stock	—	145,427
Hancock Holding Co	Common Stock	—	75,821
Hansen Natural Corp	Common Stock	—	1,255
Harley Davidson Inc Wisc	Common Stock	—	3,467
Hartford Finl Svcs Group Inc	Common Stock	—	3,368
Hasbro Inc	Common Stock	—	14,511
Hauppague Digital	Common Stock	—	8,960
HCP Inc Com	Common Stock	—	14,792
Headwaters Inc	Common Stock	—	5,725
Health Net Inc	Common Stock	—	269,684
Healthcare Services Group Inc	Common Stock	—	44,356
Healthwarehouse.com Com New	Common Stock	—	69

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Helix Energy Solutions Group Inc	Common Stock	—	2,732
Hellenic Telecomm Org Adr	Common Stock	—	352
Henry Jack & Associates Inc	Common Stock	—	5,422
Hercules Offshore Inc Com	Common Stock	—	17,765
Hess Corp	Common Stock	—	627,795
Hess Corp	Common Stock	—	3,571
Hewlett Packard Co	Common Stock	—	861,200
Hewlett-Packard Co	Common Stock	—	52,625
Home Depot Inc	Common Stock	—	98,168
Honda Motors Ltd Adr New	Common Stock	—	3,081
Honeywell International	Common Stock	—	1,229,284
Honeywell International	Common Stock	—	33,170
Hospira Inc	Common Stock	—	5,123
Hot Topic Inc	Common Stock	—	3,144
Hovnanian Enterprise Inc Cl A	Common Stock	—	12,270
HSBC Holdings Plc Spons ADR	Common Stock	—	31,196
HSN Inc Del Com	Common Stock	—	368
Huaneng Power Intl Inc - Adr	Common Stock	—	33,865
Human Genome Sciences Inc	Common Stock	—	10,273
Huntington Bancshares Inc Com	Common Stock	—	4,639
Hydrogenics Corporation New Com Npv	Common Stock	—	271
Hyperdynamics Corp	Common Stock	—	22,320
Iac / Interactivecrp Com	Common Stock	—	890
Icad Inc	Common Stock	—	1,350
IGO Inc Com	Common Stock	—	192
Illinois Tool Works	Common Stock	—	1,728
Imaging3 Inc Com	Common Stock	—	18,978
Imation Corp	Common Stock	—	1,031
Imax Corp	Common Stock	—	5,614
Immunomedics Inc	Common Stock	—	3,580
Incyte Genomics Inc	Common Stock	—	29,725
Indymac Bancorp Inc	Common Stock	—	4
Infinera Corp	Common Stock	—	32,922
Infosys Technologies Limited Adr	Common Stock	—	3,804
Ingersoll Rand PLC	Common Stock	—	1,177,336
Ingles Mkts Inc Cl A	Common Stock	—	9,600
Inovio Biomedical Corp	Common Stock	—	3,450
Insmed Inc Com New	Common Stock	—	7,878
Intel Corp	Common Stock	—	145,966
Intel Corp	Common Stock	—	1,455,208
International Coal Group Inc New	Common Stock	—	15,480
International Game Technology	Common Stock	—	1,238
Internet Cap Group Inc Com New	Common Stock	—	1,069
Internet Holders Tr	Common Stock	—	14,452
Interoil Corp	Common Stock	—	14,414
Interval Leisure Group Inc Com	Common Stock	—	194
Intl Business Mach	Common Stock	—	33,021
Intl Fuel Tech Inc New	Common Stock	—	1,150
Intl Game Technology	Common Stock	—	1,225,455

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Intl Speedway Cl A	Common Stock	—	1,047
Intuit Inc	Common Stock	—	511,549
Intuitive Surgical Inc	Common Stock	—	603,668
Intuitive Surgical Inc Com New	Common Stock	—	2,578
Invesco Ltd	Common Stock	—	1,150,780
Invesco Van Kampen Sr Income Tr Com	Common Stock	—	12,505
Invo Bioscience Inc Com	Common Stock	—	80
Ion Geophysical Corp Com	Common Stock	—	4,240
IPG Photonics Corp Com	Common Stock	—	6,008
Irvine Sensors Corp Com	Common Stock	—	84
Ivanhoe Energy Com	Common Stock	—	26,656
Ivax Diagnostics Inc	Common Stock	—	3,420
J P Morgan Chase & Co	Common Stock	—	63,639
Ja Solar Hldgs Co Ltd Sponsored Adr	Common Stock	—	7,833
Jabil Circuit Inc	Common Stock	—	24,563
Jackson Hewitt Tax Svc Inc	Common Stock	—	4,557
Jazz Pharmaceuticals Inc	Common Stock	—	3,936
Jds Uniphase Corp Com	Common Stock	—	18,998
Jensen Portfolio Inc	Common Stock	—	69,739
Jetblue Awys Corp	Common Stock	—	14,212
John Bean Technologies Corp Com	Common Stock	—	442
Johnson & Johnson	Common Stock	—	174,104
Johnson & Johnson	Common Stock	—	2,340,938
Johnson Controls Inc	Common Stock	—	2,196,472
Johnson Controls Inc	Common Stock	—	16,350
Joy Global Inc	Common Stock	—	6,506
JPMorgan Chase & Co	Common Stock	—	2,502,628
JPMorgan Chase & Co	Common Stock	—	6,136,260
Juniper Networks Inc	Common Stock	—	6,276
K Sea Transn Partners LP	Common Stock	—	9,700
K V Pharmaceutical Co Cl A	Common Stock	—	15,300
Kansas City Southern Com	Common Stock	—	9,572
KB Home	Common Stock	—	18,038
Keegan Res Inc	Common Stock	—	17,580
Kellogg Company	Common Stock	—	4,007
Keryx Biopharmaceuticals Inc	Common Stock	—	10,378
Keycorp New	Common Stock	—	8,850
Khd Humboldt Wedag Intl (Dt) Ag	Common Stock	—	2,691
Kilroy Realty Corp	Common Stock	—	2,237
Kimberly Clark Corp	Common Stock	—	12,608
Kimberly Clark Corp	Common Stock	—	498,377
Kinder Morgan Energy Partners LP	Common Stock	—	185,436
Kinder Morgan Mgmt Llc Shs	Common Stock	—	6,420
Kinross Gold Corp New Com No Par	Common Stock	—	34,128
KLA Tencor Corp	Common Stock	—	636,538
Knight Cap Group Inc	Common Stock	—	6,895
Knightsbridge Tank Com	Common Stock	—	21,602
Kobex Minerals Inc Com	Common Stock	—	940
Kodiak Oil & Gas Corp Com Npv	Common Stock	—	5,280

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Kohls Corp	Common Stock	—	891,413
Kohls Corp	Common Stock	—	2,434,203
Kohls Corp	Common Stock	—	54,340
Kraft Foods Inc Cl A	Common Stock	—	26,129
Krispy Kreme Doughnuts Inc	Common Stock	—	6,980
Kroger Co	Common Stock	—	565,670
Kronos Worldwide Inc	Common Stock	—	88
L-3 Communications Hldgs Inc	Common Stock	—	35,393
Labopharm Inc Com	Common Stock	—	2,316
Laboratory Corp Of America Hldgs New	Common Stock	—	17,584
Lakes Entmt Inc Com	Common Stock	—	28,500
Landstar Systems Inc	Common Stock	—	5,118
Las Vegas Sands Corp	Common Stock	—	19,529
LDK Solar Co Ltd Sponsored Adr	Common Stock	—	7,883
Leapfrog Enterprises Inc Cl A	Common Stock	—	5,550
Lear Corp	Common Stock	—	565,771
Legacy Resvs LP Unit	Common Stock	—	2,872
Legg Mason	Common Stock	—	11,659
Lehman Bros Hldgs Corp	Common Stock	—	112
Level 3 Communications Inc	Common Stock	—	970
Liberator Med Hldgs Inc	Common Stock	—	5,324
Lightbridge Corp Com	Common Stock	—	804
Lilly Eli & Co	Common Stock	—	2,102
Limelight Networks Inc Com	Common Stock	—	16,849
Limited Brands Inc	Common Stock	—	1,275,601
Linn Energy Llc Unit Repstg Ltd Liability Co	Common Stock	—	123,717
Linux Gold Corp	Common Stock	—	300
Live Nation Entertainment Inc Com	Common Stock	—	194
Lloyds Banking Group Adr	Common Stock	—	8,220
LML Payment Systems Com Stk Npv	Common Stock	—	5,235
Lowes Co	Common Stock	—	540,301
Lowes Co	Common Stock	—	939,330
Lowes Co	Common Stock	—	33,753
LSI Logic Corp	Common Stock	—	18,515
Lyondellbasell Indu	Common Stock	—	1,227,205
Macys Inc	Common Stock	—	25,300
Mahanagar Tel Nigam Ltd Spon Adr	Common Stock	—	488
Makemytrip Ltd	Common Stock	—	70,278
Manhattan Pharmaceuticals Inc Com New	Common Stock	—	45
Manhattan Scientific Inc	Common Stock	—	2,520
Manitowoc Inc	Common Stock	—	2,491
Mannkind Corp	Common Stock	—	3,224
Marathon Oil Corp	Common Stock	—	52,932
Marathon Oil Corp	Common Stock	—	1,247,842
Marathon Oil Corp	Common Stock	—	1,291,754
Markel Corp Hldg Co	Common Stock	—	69,576
Marvell Technology Group	Common Stock	—	2,063,106
Massmutual Partn Invs	Common Stock	—	27,760
Mastercard Inc Cl A	Common Stock	—	24,698

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Maxwell Tech Inc	Common Stock	—	18,890
McDonalds Corp	Common Stock	—	13,052
McMoran Exploration Co	Common Stock	—	13,712
MedClean Technologies Inc Com	Common Stock	—	960
Medicines Co	Common Stock	—	7,065
Medivation Inc Com	Common Stock	—	7,585
Medtronic Inc	Common Stock	—	7,952
Melco Pbl Entmnt Ltd Adr	Common Stock	—	5,406
Merck & Co Inc New Com	Common Stock	—	106,203
Metalico Inc	Common Stock	—	3,457
Metlife Inc Com	Common Stock	—	444
MFA Finl Inc Com	Common Stock	—	8,665
Mgic Invst Corp Wis Com	Common Stock	—	114,656
MGM Mirage	Common Stock	—	112,415
Micro Imaging Technology Inc Com	Common Stock	—	180
Microsoft Corp	Common Stock	—	144,574
Microsoft Corp	Common Stock	—	742,197
Microsoft Corp	Common Stock	—	1,662,079
Microsoft Corp	Common Stock	—	1,732,712
Microvision Inc Wash	Common Stock	—	37,200
Miller Herman Inc	Common Stock	—	2,530
Miller Petroleum Inc	Common Stock	—	28,600
Mindspeed Technologies Inc Com New	Common Stock	—	37
Minefinders Ltd Corp	Common Stock	—	11,040
Mips Technologies Inc Com	Common Stock	—	7,585
Miravant Medical Technology	Common Stock	—	—
Mitcham Inds Inc	Common Stock	—	602
Molecular Insight Pharmaceuticals Inc	Common Stock	—	64
Molycorp Inc Delaware Com	Common Stock	—	19,960
Momenta Pharmaceuticals Inc	Common Stock	—	2,246
Monsanto Co	Common Stock	—	419,798
Monsanto Co	Common Stock	—	5,873
Morgan Stanley	Common Stock	—	548,542
Morgan Stanley	Common Stock	—	1,274,554
Morgan Stanley	Common Stock	—	23,129
Morningstar Inc	Common Stock	—	6,900
Motorola Inc	Common Stock	—	5,239
Motors Liq Co Com	Common Stock	—	304
Motricity Inc Com	Common Stock	—	8,171
Multiband Corp Com New	Common Stock	—	568
Myriad Genetics Inc	Common Stock	—	502
Nalco Hldg Co	Common Stock	—	12,435
Nanogen Inc	Common Stock	—	25
Nanosphere Inc	Common Stock	—	327
National Oilwell Varco Inc	Common Stock	—	13,268
Nationwide Health Pptys Inc	Common Stock	—	3,002
Navios Maritime Holdings Inc Com	Common Stock	—	4,252
Navios Maritime Partners LP	Common Stock	—	9,764
Neopharm Inc	Common Stock	—	540

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Nestle SA Sponsored Adr	Common Stock	—	117
Netapp Inc Com	Common Stock	—	20,885
Netflix Com Inc Com	Common Stock	—	28,112
Netgear Inc	Common Stock	—	3,368
Netsol Technologies Inc Com	Common Stock	—	16,830
Neumedia Inc Com	Common Stock	—	8
Neutral Tandem Inc Com	Common Stock	—	43,320
New Corp Cl	Common Stock	—	1,825,673
New Ireland Fd Inc	Common Stock	—	4,845
Newcastle Invt Corp	Common Stock	—	3,350
Newell Rubbermaid Inc	Common Stock	—	3,825
Newfield Exploration Co	Common Stock	—	691,224
Newmont Mining Corp	Common Stock	—	1,123,062
News Corp Cl	Common Stock	—	1,054,670
News Corp Cl	Common Stock	—	5,096
Nexen Inc	Common Stock	—	764,898
Nextera Energy Inc Com	Common Stock	—	19,247
Noble Energy	Common Stock	—	2,378,007
Nokia Corp Adr	Common Stock	—	21,156
Nordic American Tanker Shipping Ltd Shs	Common Stock	—	52,040
Nortel Networks Corp New Com	Common Stock	—	1
North American Palladium Com	Common Stock	—	13,880
Northern Dynasty Minerals Ltd	Common Stock	—	14,290
Northgate Expl Ltd	Common Stock	—	19,200
Northrop Grumman Corp	Common Stock	—	1,670,832
Novamed Inc Del Com New	Common Stock	—	1,153
Novartis Ag	Common Stock	—	1,031,118
Novartis Ag	Common Stock	—	12,173
Novatel Wireless Inc	Common Stock	—	11,460
Novavax Inc	Common Stock	—	1,944
Novelos Therapeutics Inc	Common Stock	—	221
Novo Nordisk A/S Adr	Common Stock	—	17,786
NPS Pharmaceuticals Inc	Common Stock	—	8,690
NRG Energy Inc Com New	Common Stock	—	7,503
Nuance Communications Inc Com	Common Stock	—	4,072
Nucor Corp	Common Stock	—	64,722
Nutracea Com New	Common Stock	—	3,675
Nvidia Corp	Common Stock	—	29,260
NVR Inc	Common Stock	—	580,445
Nxstage Med Inc Com	Common Stock	—	9,579
NYSE Euronext	Common Stock	—	7,669
O Reilly Automotive Inc New Com	Common Stock	—	5,317
Occidental Petroleum	Common Stock	—	2,004,799
Oceanfreight Inc Com Stk	Common Stock	—	5,044
Oclaro Inc Com New	Common Stock	—	1,197
Office Depot Inc	Common Stock	—	21,600
Office Depot Inc	Common Stock	—	243,338
Oilsands Quest Inc Com	Common Stock	—	1,405
Olin Corp New	Common Stock	—	2,141

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Olympic Steel Inc	Common Stock	—	28,680
Omega Navigation Enterprises Inc	Common Stock	—	640
Oncogenex Pharmaceuticals Inc Com	Common Stock	—	285
Oncolytics Biotech Inc	Common Stock	—	1,052,570
Oncothyreon Inc Com	Common Stock	—	2,445
Onyx Pharmaceuticals Inc	Common Stock	—	7,374
Opexa Therapeutics Inc	Common Stock	—	441
Optigenex Inc Com New	Common Stock	—	98
Oracle Corp	Common Stock	—	2,641,827
Oracle Corp	Common Stock	—	55,558
Orchid Cellmark Inc	Common Stock	—	158
Orexigen Therapeutics Inc	Common Stock	—	4,040
Osi Systems Inc Com Stk	Common Stock	—	9,090
Osiris Therapeutics Inc New Com	Common Stock	—	2,142
Otelco Inc Income Dep Secs Ids	Common Stock	—	2,396
Owens Ill Inc Com New	Common Stock	—	3,070
Oxigene Inc	Common Stock	—	468
Pace Oil & Gas Ltd Com Npv	Common Stock	—	655
Pacific Ethanol Inc	Common Stock	—	144
Pacific Rim Mining Corp Com New	Common Stock	—	6,038
Palatin Technologies Inc Com	Common Stock	—	68
Panacos Pharmaceuticals Inc	Common Stock	—	1
Panera Bread Company Cl A	Common Stock	—	5,061
Parker Hannifin Corp	Common Stock	—	1,117,207
Patriot Coal Corp Com	Common Stock	—	4,843
Patterson-Uti Energy Inc	Common Stock	—	12,930
Paychex Inc	Common Stock	—	29,215
PDI Inc	Common Stock	—	1,054
PDL Biopharma Inc Com	Common Stock	—	34,402
Peabody Energy Corp	Common Stock	—	60,781
Pengrowth Energy Tr Unit New	Common Stock	—	3,315
Penn Va Resource Partners LP Com	Common Stock	—	8,636
Penn West Energy Tr Tr Unit	Common Stock	—	12,529
Peoples Utd Finl Inc	Common Stock	—	42,546
Pepisco Inc	Common Stock	—	1,249,883
Pepsico Inc	Common Stock	—	24,676
Permian Basin Rty Tr	Common Stock	—	7,931
Perrigo Co	Common Stock	—	38,598
Petrochina Co Ltd Spon Adr	Common Stock	—	1,578
Petrohawk Energy Corp	Common Stock	—	59,313
Petroleo Brasileiro Sa Petrobras Spons Adr	Common Stock	—	26,488
Petrominerales Ltd Com	Common Stock	—	13,349
Petsmart Inc	Common Stock	—	2,787
Pfizer Inc	Common Stock	—	115,461
Pfizer Inc	Common Stock	—	1,697,487
Pfizer Inc	Common Stock	—	2,175,068
Pharmathene Inc	Common Stock	—	4,230
Pharmos Corp Com	Common Stock	—	3
Philip Morris Intl Inc Com	Common Stock	—	85,440

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Pilgrims Pride Corp New Com	Common Stock	—	80,280
Pioneer Drilling Co	Common Stock	—	881
Pitney Bowes Inc	Common Stock	—	33,579
Plum Creek Timber Co Inc	Common Stock	—	11,235
Pluristem Therapeutics Inc	Common Stock	—	2,860
PMC-Sierra Inc	Common Stock	—	6,013
PMI Group Inc	Common Stock	—	15,593
PNC Finl Svcs Group	Common Stock	—	38,953
Polymedix Inc Com	Common Stock	—	10,000
Polymet Mining Corp	Common Stock	—	41,732
Pop3 Media Corp	Common Stock	—	5
Portfolio Recovery Assocs Inc	Common Stock	—	1,203
Positiveid Corp Com	Common Stock	—	6,200
Potash Corp of Saskatche	Common Stock	—	1,477,266
Potash Corp Sask Inc	Common Stock	—	287,250
Power 3 Med Prods Inc	Common Stock	—	77
PPG Industries	Common Stock	—	33,628
Precision Castparts Corp	Common Stock	—	15,592
Priceline Com Inc Com New	Common Stock	—	11,987
Procter & Gamble Co	Common Stock	—	122,353
Progress Energy Inc	Common Stock	—	28,353
Prologis Trust	Common Stock	—	306
Prospect Energy Corp	Common Stock	—	11,857
Provident Energy Tr	Common Stock	—	5,436
Proxim Wireless Corp Com New	Common Stock	—	440
PT Telekomunikasi Indonesia Adr	Common Stock	—	23,454
Qiao Xing Universal Resources Inc Com	Common Stock	—	2,830
Qualcomm Inc	Common Stock	—	42,067
Quality Systems	Common Stock	—	10,124
Quantum Corp Dlt & Storage	Common Stock	—	5,580
Quantum Fuel Sys Technologies Worldwide Inc	Common Stock	—	4,500
Quest Diagnostics Inc	Common Stock	—	13,493
Radian Group Inc	Common Stock	—	4,091
Rait Financial Trust	Common Stock	—	1,095
Rambus Inc	Common Stock	—	20,480
Randgold Res Ltd	Common Stock	—	10,456
Rayonier Inc	Common Stock	—	10,504
Raytheon Company	Common Stock	—	4,634
Raytheon Company	Common Stock	—	261,025
Realty Income Corp (Maryland)	Common Stock	—	5,174
Rediff.com India Adr	Common Stock	—	5,290
Redwood Trust Inc	Common Stock	—	8,958
Regeneron Pharmaceuticals Inc	Common Stock	—	16,415
Regions Finl Corp	Common Stock	—	14,378
Rentech Inc	Common Stock	—	1,220
Repligen Corp	Common Stock	—	1,642
Research In Motion Ltd	Common Stock	—	55,979
Resource Cap Corp	Common Stock	—	7,261
Rino Intl Corp	Common Stock	—	2,485

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Rio Tinto Plc Sponsored ADR	Common Stock	—	4,074
Riverbed Technology Inc	Common Stock	—	10,551
Rock-Tenn Co Cl A	Common Stock	—	8,093
Rockwell Automation Inc	Common Stock	—	28,684
Rockwell Medical Tech Inc	Common Stock	—	1,999
Rosetta Stone Inc	Common Stock	—	2,122
Rovi Corp	Common Stock	—	565,607
Royal Bk Scotland Group Plc Sponsored Adr	Common Stock	—	616
Royal Caribbean Cruises Ltd	Common Stock	—	473,750
Royal Gold Inc	Common Stock	—	10,926
RTI Biologics Inc Com	Common Stock	—	67,132
Rubicon Minerals Corp	Common Stock	—	117,055
Rxi Pharmaceuticals Corp Com	Common Stock	—	12,900
Saba Software Inc Com New	Common Stock	—	765
Safer Shot Inc Com	Common Stock	—	25
Safeway Inc	Common Stock	—	853,438
Salesforce Com Inc	Common Stock	—	13,200
Samson Oil & Gas Ltd Sponsored Adr	Common Stock	—	1,320
San Gold Corporation Com	Common Stock	—	2,797
Sandisk Corp	Common Stock	—	19,944
Sandridge Energy Inc Com	Common Stock	—	113,314
Sanmina-Sci Corp Com New	Common Stock	—	2,296
Sanofi-Synthelabo Adr	Common Stock	—	11,571
Santarus Inc	Common Stock	—	1,635
Sara Lee Corp	Common Stock	—	654,078
Satyam Computer Svcs Ltd	Common Stock	—	83
Savient Pharmaceuticals Inc	Common Stock	—	16,710
Schlumberger Ltd	Common Stock	—	5,918,043
Schlumberger Ltd	Common Stock	—	65,631
Seabridge Gold Inc	Common Stock	—	4,909
SeaDrill Ltd	Common Stock	—	20,352
Sears Hldgs Corp	Common Stock	—	22,125
Seawright Hldgs Inc	Common Stock	—	20
Senior Hsg Pptys Tr	Common Stock	—	7,679
Ship Finance International Limited	Common Stock	—	613
Sigma Designs	Common Stock	—	2,834
Silicon Image Inc	Common Stock	—	2,205
Silver Wheaton Corp Com	Common Stock	—	122,000
Silvercorp Metals Inc Com	Common Stock	—	48,754
Simcere Pharmaceutical Group Spons Adr	Common Stock	—	3,423
Simulations Plus Inc	Common Stock	—	1,076
Sinclair Broadcast Group Inc Cl A	Common Stock	—	3,926
Sino Clean Energy Inc Com New	Common Stock	—	16,525
Sirius Xm Radio Inc Com	Common Stock	—	156,107
Skybridge Technology Group Inc Com	Common Stock	—	2,005
Skyworks Solutions Inc Com	Common Stock	—	1,002
Slm Corp Com	Common Stock	—	5,036
Smith & Wesson Hldg Corp	Common Stock	—	1,870
Smithfield Foods inc.	Common Stock	—	613,645

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

	SMTC Corp Com New	Common Stock	—	4,800
	Sociedad Quimica Minera De Chile	Common Stock	—	292,100
	Socket Mobile Inc Com New	Common Stock	—	100
	Solarfun Pwr Hldgs Co Ltd Sponsored Adr	Common Stock	—	82
	Somaxon Pharmaceuticals Inc Com	Common Stock	—	2,993
	Sothebys Hldgs Inc Delaware	Common Stock	—	1,800
	Southern Co	Common Stock	—	141,451
	Southern Copper Corp Del Com	Common Stock	—	39,195
	Southwest Airlines	Common Stock	—	1,223,699
	Southwest Airlines	Common Stock	—	9,748
	Southwestern Energy Co	Common Stock	—	2,058,616
	Spectra Energy Corp Com	Common Stock	—	20,780
	Spectranetics Corp	Common Stock	—	11,971
	Spectrum Pharmaceuticals Inc	Common Stock	—	2,061
	Spirit Aerosystems Hldgs Inc Cl A	Common Stock	—	1,561
	Sprint Corp	Common Stock	—	13,853
	St Joe Corp	Common Stock	—	2,294
	St Jude Medical Inc	Common Stock	—	24,410
	Standard Pkg Corp	Common Stock	—	5,694
	Stanley Black & Decker	Common Stock	—	1,197,735
	Star Bulk Carriers Corp Shs	Common Stock	—	676
	Star Scientific Inc	Common Stock	—	1,950
	Starbucks Corp	Common Stock	—	993,817
*	State Street Corp	Common Stock	—	1,762
*	State Street Corp	Common Stock	—	1,273,070
	Statoil Asa Spon Adr	Common Stock	—	2,463
	Steel Dynamics Inc	Common Stock	—	18,732
	Stemcells Inc	Common Stock	—	1,944
	Sterlite Inds India Ltd Ads I	Common Stock	—	1,191
	Stonemor Partners LP Com Units	Common Stock	—	9,015
	Strategic Amern Oil Corp Com	Common Stock	—	1,700
	Stryker Corp	Common Stock	—	6,337
	Sulphco Inc Com	Common Stock	—	195
	Suncor Energy	Common Stock	—	1,408,926
	Suncor Energy	Common Stock	—	2,519
	Sunesis Pharmaceuticals Inc Com	Common Stock	—	5,720
	Sunoco Inc	Common Stock	—	1,246,834
	Suntech Pwr Hldgs Co Ltd Adr	Common Stock	—	2,203
	Suntrust Banks Inc	Common Stock	—	6,584
	Surewest Communications	Common Stock	—	584
	Svensk Exportkredit Aktiebolaget	Common Stock	—	10,720
	Symantec Corp	Common Stock	—	1,172,879
	Synovus Finl Corp	Common Stock	—	7,740
	Sysco Corp	Common Stock	—	21,168
	Taiwan Semiconductor Manufacturing Ads	Common Stock	—	5,041
	Talon Therapeutics Inc Com	Common Stock	—	5,280
	Target Corp	Common Stock	—	6,164
	Target Corp	Common Stock	—	714,245
	Targeted Genetics Corp Com New	Common Stock	—	7

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Taseko Mines Ltd	Common Stock	—	83,916
Taser International Inc	Common Stock	—	11,280
Tata Mtrs Ltd Sponsored Adr	Common Stock	—	30,395
Teck Cominco Ltd Cl B Sub Vtg	Common Stock	—	12,366
Teekay Corp	Common Stock	—	135
Teekay Offshore Partners LP	Common Stock	—	7,457
Teledyne Tech Inc	Common Stock	—	4,397
Telefonica SA Adr Reprstg Three Shrs	Common Stock	—	6,842
Telestone Technologies Corp	Common Stock	—	15,399
Tellabs Inc	Common Stock	—	7,458
Tencent Holdings Limited Shs	Common Stock	—	10,864
Tenet Healthcare Corp	Common Stock	—	8,363
Terex Corp New	Common Stock	—	2,328
Terra Nova Royalty Com Stk Npv	Common Stock	—	3,499
Tesla Motors Inc Com	Common Stock	—	2,663
Tesoro Pete Corp	Common Stock	—	593
Teva Pharmaceutical Inds Ltd Adr	Common Stock	—	51,412
Teva Pharmaceuticals	Common Stock	—	2,197,657
Texas Instruments Inc	Common Stock	—	960,298
Texas Pacific Land Trust Sub Share Certificates	Common Stock	—	10,944
Theragenics Corp	Common Stock	—	2,432
Thomas Pptys Group Inc Com	Common Stock	—	1,477
Thompson Creek Metals Co Inc Com	Common Stock	—	148,672
Threshold Pharmaceuticals Inc Com New	Common Stock	—	68
Time Warner Cable	Common Stock	—	1,344,188
Time Warner Cable	Common Stock	—	2,575
Time Warner Inc	Common Stock	—	276,581
Time Warner Inc	Common Stock	—	1,255,739
Time Warner Inc	Common Stock	—	5,083
Titanium Metals Corp Com New	Common Stock	—	1,718
Toro Co	Common Stock	—	16,080
Total Adr Each Rep	Common Stock	—	1,148
Tousa Inc	Common Stock	—	4
Toyota Mtrs Corp Spon Adr	Common Stock	—	15,726
Transcanada Corp	Common Stock	—	7,608
Transmeridian Expl Inc	Common Stock	—	—
Transocean Ltd Zug Namen -Akt	Common Stock	—	44,647
Transwitch Corp Com New	Common Stock	—	2,180
Travelers Cos	Common Stock	—	908,382
Travelers Cos	Common Stock	—	1,281
Tree Com Inc Com	Common Stock	—	19
Triangle Cap Corp	Common Stock	—	27
Trimedyne Inc	Common Stock	—	1,200
Trinity Inds Inc Del Frmly Texas	Common Stock	—	1,380
Tronox Inc Com Cl B	Common Stock	—	49
Turkcell Iletisim Hizmetleri A.S. Spon Adr	Common Stock	—	974
Tyco Electronics	Common Stock	—	755,629
Tyco Electronics Ltd Com	Common Stock	—	779
Tyco International Ltd Shs	Common Stock	—	912

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Tyson Foods Inc Cl A	Common Stock	—	3,444
US Awys Group Inc Com	Common Stock	—	5,005
US Geothermal Inc	Common Stock	—	2,340
US Gold Corp	Common Stock	—	2,421
Ultra Petroleum Corp	Common Stock	—	5,732
Umpqua Holdings Corp	Common Stock	—	1,827
Under Armour Inc Cl A	Common Stock	—	16,068
Union Pacific Corp	Common Stock	—	9,266
United Continental Holdings Inc Com	Common Stock	—	2,382
United Parcel Service	Common Stock	—	2,906,641
United Parcel Svc Inc Cl B	Common Stock	—	11,979
United States Steel Corp	Common Stock	—	98,694
United Technologies Corp	Common Stock	—	7,872
Unitedhealth Group Inc	Common Stock	—	9,136
Universal Display Corp	Common Stock	—	7,050
Universal Ins Hldgs Inc	Common Stock	—	10,054
Uranerz Energy Corp Com	Common Stock	—	1,796
Uranium One Inc	Common Stock	—	551
Uranium Res Inc Com	Common Stock	—	9,180
US Bancorp Del Com New	Common Stock	—	6,064
USEC Inc	Common Stock	—	4,515
USG Corp Com New	Common Stock	—	6,732
Valero Energy Corp	Common Stock	—	12,995
Valero Energy Corp	Common Stock	—	875,060
Vasco Data Security Intl	Common Stock	—	276
Vaso Active Pharmaceuticals Inc Cl A	Common Stock	—	120
Verenium Corp Com New	Common Stock	—	131
Verisign Inc	Common Stock	—	327
Verizon Communications	Common Stock	—	253,877
Vertex Pharmaceutcls Inc	Common Stock	—	28,024
Vertex Pharmaceuticals	Common Stock	—	1,076,594
Via Net Works Inc	Common Stock	—	490
Via Pharmaceuticals Inc	Common Stock	—	1
Viacom Inc	Common Stock	—	551,919
Vimpelcom Ltd Spon Adr	Common Stock	—	25,625
Viral Genetics Inc Del	Common Stock	—	280
Viropharma Inc	Common Stock	—	1,732
Visa Inc	Common Stock	—	438,864
Visa Inc	Common Stock	—	1,022,393
Visa Inc Com Cl A	Common Stock	—	10,557
Vivus Inc	Common Stock	—	9,370
Vmware Inc Cl A Com	Common Stock	—	40,187
Vodafone Group	Common Stock	—	791,391
Volt Info Sciences Inc	Common Stock	—	4,325
Vonage Hldgs Corp Com	Common Stock	—	2,240
Vulcan Materials Co	Common Stock	—	1,553
W & T Offshore Inc	Common Stock	—	5,361
Wal-Mart Stores Inc	Common Stock	—	57,529
Wal-Mart Stores Inc	Common Stock	—	1,604,162

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Walgreen Company	Common Stock	—	81,994
Walt Disney Co	Common Stock	—	2,235,196
Walter Invt Mgmt Corp Com	Common Stock	—	42,475
Warner Chilcott Plc Com Class	Common Stock	—	4,934
Washington Mutual Inc	Common Stock	—	1,515
Waste Management Inc Of Delware	Common Stock	—	25,152
Waytronx Inc Com	Common Stock	—	125
Weatherford Int Ltd	Common Stock	—	45,600
Weingarten Rlty Invs Sh Ben Int	Common Stock	—	11,941
Wellcare Health Plans Inc	Common Stock	—	1,511
Wells Fargo & Co	Common Stock	—	2,425,481
Wells Fargo & Co New	Common Stock	—	35,221
Wendys Arbys Group Inc Com	Common Stock	—	4,742
Westamerica Bancorporation	Common Stock	—	44,692
Westell Technologies Inc Cl A	Common Stock	—	3,270
Western Cap Res Inc Com	Common Stock	—	—
Western Digital Corp	Common Stock	—	16,949
Western Union Co Com	Common Stock	—	1,856
Whole Foods Mkt Inc	Common Stock	—	1,083
Williams Cos Inc	Common Stock	—	5,152
Windstream Corp Com	Common Stock	—	85,317
Winn Dixie Stores Inc Com New	Common Stock	—	717
Winner Med Group Inc Com New	Common Stock	—	1,099
Wintrust Financial Corp	Common Stock	—	19,817
WMS Inds Inc	Common Stock	—	4,523
Wonder Auto Technology Inc Com	Common Stock	—	4,116
Wuxi Pharmatech Cayman Inc Sponsored Adr	Common Stock	—	6,455
Wynn Resorts Ltd	Common Stock	—	15,575
Xerox Corp	Common Stock	—	1,193
Xinyuan Real Estate Co Ltd Sponsored Adr	Common Stock	—	394
XL Group PLC	Common Stock	—	353,630
Xoma Ltd Com Stk	Common Stock	—	12,306
Yahoo Inc	Common Stock	—	14,584
Yamana Gold Inc	Common Stock	—	12,218
Yingli Green Energy Hldg Co Ltd Adr	Common Stock	—	1,975
Ym Biosciences Inc Com	Common Stock	—	5,416
Yongye Intl Inc Com	Common Stock	—	21,805
YRC Worldwide Inc Com New	Common Stock	—	44,074
Yum! Brands Inc	Common Stock	—	74,007
Zap Com New	Common Stock	—	900
Zimmer Holdings Inc	Common Stock	—	53
Zion Oil & Gas Inc Com Issue	Common Stock	—	5,950
Zoltek Cos Inc	Common Stock	—	20,825

Common Stock			$434,917,596

** U.S Government and Government Agency Issues:

Fed HM LN Pool A37176	5.0% 01 Sep 2035	—	608,505

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Fed HM LN Pool A46049	5.0% 01 Jul 2035	—	486,049
Fed HM LN Pool C48827	6.0% 01 Mar 2031	—	12,716
Fed HM LN Pool G12334	5.0% 01 Sep 2021	—	294,287
Federal Home LN Mtg	5.0% 15 Dec 2023	—	3,492
Federal Home LN Mtg	5.0% 15 Sep 2018	—	13,193
Federal Home LN Mtg	5.0% 15 Mar 2019	—	78,581
Federal Home LN Mtg	5.0% 15 Jan 2030	—	150,529
FNMA Pool 256398	6.0% 01 Sep 2021	—	63,710
FNMA Pool 323887	6.0% 01 Dec 2013	—	35,590
FNMA Pool 581043	6.0% 01 May 2016	—	23,394
FNMA Pool 615005	6.0% 01 Dec 2016	—	40,994
FNMA Pool 694448	5.5% 01 Apr 2033	—	420,839
FNMA Pool 725690	6.0% 01 Aug 2034	—	310,500
FNMA Pool 745418	5.5% 01 Apr 2036	—	188,620
FNMA Pool 748115	6.0% 01 Oct 2033	—	94,402
FNMA Pool 815316	5.5% 01 May 2035	—	539,021
FNMA Pool 822979	5.5% 01 Apr 2035	—	511,538
FNMA Pool 885504	6.0% 01 Jun 2021	—	181,511
FNMA Pool 888102	5.5% 01 May 2036	—	29,443
FNMA Pool 902793	6.5% 01 Nov 2036	—	260,417
FNMA Pool AB1149	5.0% 01 Jun 2040	—	1,277,996
Mexico St	8.0% 17 Dec 2015	—	119,854
United States Treas NTS	0.875% 28 Feb 2011	—	1,731,692
United States Treas NTS	1.125% 15 Dec 2011	—	4,153,101
US Treasury	4.375% 15 May 2040	—	645,632
US Treasury	4.5% 15 Aug 2039	—	680,091
US Treasury	3.375% 15 Nov 2019	—	701,334
US Treasury	1.375% 15 Sep 2012	—	3,118,772
US Treasury	1.0% 31 Dec 2011	—	3,288,287

U.S Government and Government Agency Issues			$20,064,090

** Corporate and Other Obligations:

Abu Dhabi Natl Energy	7.25% 01 Aug 2018	—	350,353
AES Corp	7.75% Oct 15 2015	—	158,283
AES Corp	8.0% 15 Oct 2017	—	177,707
AESP Funding II LLC	5.68% 20 Feb 2014	—	211,796
Agilent Technologies Inc	6.5% 01 Nov 2017	—	509,453
Albertson’s Inc	6.625% 01 Jun 2028	—	17,299
Albertson’s Inc	7.5% 15 Feb 2011	—	257,330
Alcoa Inc	5.95% 01 Feb 2011	—	138,968
Alcoa Inc	6.15% 15 Aug 2020	—	329,903
Ally Financial Inc	6.25% 01 Dec 2017	—	276,779
Alta Wind Holdings	7.0% 30 Jun 2035	—	205,586
Altria Group Inc	9.25% 06 Aug 2019	—	70,951
Altria Group Inc	9.95% 10 Nov 2038	—	487,522
American Tower Corp	4.625% 01 Apr 2015	—	148,704
American Tower Corp	4.5% 15 Jan 2018	—	205,771

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

	Anheuser Busch Cos	4.95% 15 Jan 2014	—	21,273
	Anheuser Busch Cos	6.5% 01 May 2042	—	143,832
	Anheuser Busch InBev	4.125% 15 Jan 2015	—	567,399
	ArcelorMittal	3.75% 05 Aug 2015	—	697,708
	AT&T Corp	6.5% 15 Mar 2029	—	20,627
	AT&T Inc Sr	Preferred Stock	—	2,661
	Ball Corp	6.75% 15 Sep 2020	—	88,223
*	Banc Amer Coml Mtg	1.0% 10 Apr 2049	—	154,943
*	Bank Amer Corp	4.75% 15 Aug 2013	—	220,937
*	Bank of America Credit Card	1.0% 15 Jan 2016	—	76,290
*	Bank of America Credit Card	1.0% 16 Jun 2014	—	92,611
	Bank One Issuance Trust	4.77% 16 Feb 2016	—	109,838
	Barclays Bank PLC	5.0% 22 Sep 2016	—	209,205
	Barclays Bank PLC	5.2% 10 Jul 2014	—	213,531
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	184,571
	Bemis Company Inc	5.65% 01 Aug 2014	—	58,437
	Biomed Realty LP	6.125% 15 Apr 2020	—	93,935
	Bottling Group LLC	5.125% 15 Jan 2019	—	161,752
	BP Capital Markets	4.5% 01 Oct 2020	—	507,848
	Brocade Communications	6.875% 51 Jan 2020	—	47,374
	Brocade Communications	6.625% 15 Jan 2018	—	145,655
	Camden PPTY Tr	5.0% 15 Jun 2015	—	26,107
	Camden PPTY Tr	5.375% 15 Dec 2013	—	26,475
	Cameron Intl Corp	6.375% 15 Jul 2018	—	12,059
	Cameron Intl Corp	7.0% 15 Jul 2038	—	42,111
	Canadian Pacific RR Co	7.25% 15 May 2019	—	99,949
	Capital One Multi Asset	1.0% 15 Jul 2020	—	104,642
	Case New Holland Inc	7.75% 01 Sep 2013	—	63,758
	CBS Corp	5.75% 15 Apr 2020	—	131,305
	CC Holdings GS	7.75% 01 May 2017	—	183,588
	CD	5.322% 11 Dec 2049	—	563,527
	CF Industries Holdings	6.875% 01 May 2018	—	79,327
	Chesapeake Energy Corp	6.5% 15 Aug 2017	—	14,902
	Chesapeake Energy Corp	7.625% 15 Jul 2013	—	123,197
	Chevron Phillips Chemical	7.0% 15 Jun 2014	—	188,264
	Cincinnati Bell Inc	8.75% 15 Mar 2018	—	152,908
	CIT Equip Coll	6.59% 22 Dec 2014	—	160,745
	Citibank Credit Card Issuance	6.3% 20 Jun 2014	—	669,220
	Citigroup Coml Mtg	5.431% 15 Oct 2049	—	52,789
	Citigroup Inc	5.0% 15 Sep 2014	—	434,595
	Citizens Communications Co	7.875% 15 Jan 2027	—	275,197
	Colorado Intst Gas Co	6.8% 15 Nov 2015	—	17,082
	Colorado Intst Gas Co	5.95% 15 Mar 2015	—	22,614
	Columbia HCA Healthcare Corp	7.58% 15 Sep 2025	—	9,069
	Columbia HCA Healthcare Corp	7.5% 15 Dec 2023	—	22,674
	Columbia HCA Healthcare Corp	7.69% 15 Jun 2025	—	42,703
	Comcast Corp	6.45% 15 Mar 2037	—	100,336
	Comcast Corp	6.95% 15 Aug 2037	—	163,236
	Comcast Corp	6.4% 01 Mar 2029	—	167,406

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Comcast Corp	6.4% 15 May 2038	—	200,710
Comcast Corp	5.65% 15 Jun 2035	—	257,358
Comm Mtg Tr	1.0% 10 Dec 2049	—	53,177
Comm Mtg Tr	5.736% 10 Dec 2049	—	240,233
Contl Airlines	5.983% 19 Oct 2023	—	301,790
Corning Inc	6.85% 01 Mar 2029	—	16,400
Corning Inc	7.25% 15 Aug 2036	—	67,496
Covidien Intl	6.0% 15 Oct 2017	—	260,636
Credit Suisse Coml Mtg	1.0% 15 Sep 2040	—	466,854
Credit Suisse NY	6.0% 15 Feb 2018	—	317,987
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	97,310
Crown Castle Towers LLC	4.523% 15 Jan 2035	—	107,851
CSC Hldgs Inc	8.5% 15 Apr 2014	—	135,764
CSC Hldgs Inc	7.875% 15 Feb 2018	—	170,454
Delta Air Lines	1.0% 10 Aug 2022	—	238,393
Deutsche Telekom Int	4.875% 08 Jul 2014	—	239,033
Discover Card Master Trust	1.0% 16 Oct 2014	—	275,867
Duke Energy Co	6.25% 15 Jan 2012	—	31,306
Eastman Chemical Co	4.5% 15 Jan 2021	—	203,463
Echostar DBS Corp	7.0% 01 Oct 2013	—	284,909
Embarq Corp	7.995% 01 Jun 2036	—	852,661
Enel Fin Intl	6.25% 15 Sep 2017	—	359,518
Enron Cap Res LP Pfd Ser A 9% Mip	Preferred Stock	—	8
EQT Corp	8.125% 01 Jun 2019	—	96,610
Equifax Inc	7.0% 01 Jul 2037	—	166,841
ERAC USA Fin Co	7.0% 15 Oct 2017	—	10,644
ERAC USA Fin Co	6.375% 15 Oct 2017	—	663,903
ERP OPER Ltd Partnership	5.75% 15 Jun 2017	—	37,908
Expedia Inc	5.95% 15 Aug 2020	—	208,622
Express Scripts Inc	7.25% 15 Jun 2019	—	35,100
Fidelity National Inform	7.875% 15 Jul 2020	—	47,040
Florida Gas Transmission Co	7.9% 15 May 2019	—	53,779
Ford Motor Company	7.45% 16 Jul 2031	—	254,142
Ford Motor Company	7.0% 15 Apr 2015	—	690,462
GCCFC 2006 GG7	1.0% 10 Jul 2038	—	53,922
General Elec Cap Corp	2.8% 08 Jan 2013	—	303,162
General Elec Cap Corp	3.75% 14 Nov 2014	—	434,276
Georgia Pac Corp	8.875% 15 May 2031	—	6,079
Georgia Pac Corp	8.0% 15 Jan 2024	—	11,294
Georgia Pac Corp	7.375% 01 Dec 2025	—	128,109
Georgia Pac Corp	7.25% 01 Jun 2028	—	197,959
Georgia Pac Corp	7.75% 15 Nov 2029	—	206,416
GMAC Inc	6.875% 28 Aug 2012	—	75,407
GMAC Inc	6.625% 15 May 2012	—	123,068
GMAC Inc	6.875% 28 Aug 2012	—	190,779
Goldman Sachs Group Inc	6.125% 15 Feb 2033	—	31,418
Goldman Sachs Group Inc	5.375% 15 Mar 2020	—	107,255
Goldman Sachs Group Inc	5.95% 18 Jan 2018	—	187,670
Goldman Sachs Group Inc	5.625% 15 Jan 2017	—	329,261

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Goldman Sachs Group Inc	6.75% 01 Oct 2037	—	399,200
Greenwich Mtg Tr	5.444% 10 Mar 2039	—	859,202
Hasbro Inc	6.125% 15 May 2014	—	64,325
Hasbro Inc	6.3% 15 Sep 2017	—	100,789
HCA Inc	6.5% 15 Feb 2016	—	280,214
Hertz Vehicle Financing LLC	4.26% 25 Mar 2014	—	413,735
Hess Corp	7.0% 15 Feb 2014	—	84,372
Hewlett Packard Co	4.75% 02 Jun 2014	—	281,600
Home Depot Inc	5.4% 01 Mar 2016	—	27,693
Hospira Inc	6.05% 30 Mar 2017	—	188,264
Incitec Pivot Fin LLC	6.0% 10 Dec 2019	—	101,224
Ingersoll Rand Global Hldg	6.875% 15 Aug 2018	—	199,097
International Paper Co	7.95% 15 Jun 2018	—	264,661
Jabil Circuit Inc	5.625% 15 Dec 2020	—	111,688
JP Morgan Chase Coml Mtg	1.0% 12 Feb 2049	—	68,261
JP Morgan Chase Coml Mtg	5.44% 12 Jun 2047	—	129,484
JP Morgan Chase Coml Mtg	1.0% 15 Apr 2045	—	129,723
JP Morgan Chase Coml Mtg	1.0% 51 Jun 2049	—	206,844
JP Morgan Chase Coml Mtg	5.42% 15 Jul 2049	—	1,429,056
JP Morgan Chase & Co	3.7% 20 Jan 2015	—	675,168
Kraft Foods Inc	6.5% 01 Nov 2031	—	71,471
Kraft Foods Inc	6.5% 11 Aug 2017	—	264,656
Kraft Foods Inc	2.625% 08 May 2013	—	391,386
LB UBS Coml Mtg	1.0% 15 Mar 2039	—	408,959
Life Technologies Corp	4.4% 01 Mar 2015	—	118,130
Lilly Eli & Co	4.2% 06 Mar 2014	—	280,824
Marathon Oil Corp	6.5% 15 Feb 2014	—	189,171
MBNA Credit Card Master Note	1.0% 16 Aug 2021	—	231,508
McDonalds Corp Medium Note	5.0% 01 Feb 2019	—	64,861
McKesson Corp	6.5% 15 Feb 2014	—	111,055
Medco Health Solutions I	4.125% 15 Sep 2020	—	119,476
Merrill Lynch & Co Inc	5.45% 05 Feb 2013	—	20,853
Merrill Lynch & Co Inc	6.875% 25 Apr 2018	—	70,315
Merrill Lynch & Co Inc	6.11% 29 Jan 2037	—	151,689
Merrill Lynch & Co Inc	6.4% 28 Aug 2017	—	371,013
Merrill Lynch & Co Inc	5.0% 15 Jan 2015	—	437,458
ML CFC Coml Mtg	1.0% 12 Mar 2051	—	25,196
ML CFC Coml Mtg	5.172% 12 Dec 2049	—	179,048
Morgan Stanley	5.45% 09 Jan 2017	—	143,512
Morgan Stanley	5.375% 15 Oct 2015	—	171,317
Morgan Stanley	5.55% 27 Apr 2017	—	257,454
Morgan Stanley	4.75% 01 Apr 2014	—	652,899
Nabors Industries	6.15% 15 Feb 2018	—	15,826
Nabors Industries	9.25% 15 Feb 2019	—	564,692
Newmont Mining Corp	5.875% 01 Apr 2035	—	118,867
News Amer Inc	6.15% 01 Mar 2037	—	293,718
Nextel Communications	7.375% 01 Aug 2015	—	94,024
Nextel Communications	6.875% 31 Oct 2013	—	123,871
Nextel Communications	5.95% 15 Mar 2014	—	208,807

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

NGN 2010 R3	1.0% 08 Dec 2020	—	1,066,240
NiSource Finance Corp	5.45% 15 Sep 2020	—	117,145
NiSource Finance Corp	6.125% 01 Mar 2022	—	149,109
Norfolk Southern Corp	5.75% 15 Jan 2016	—	305,463
Northstar Rlty Fin Corp Pfd Ser B 8.25%	Preferred Stock	—	5,937
Omnicare Inc	7.75% 01 Jun 2020	—	157,813
Oneok Partners LP	8.625% 01 Mar 2019	—	271,321
Orcale Corp	5.0% 08 Jul 2019	—	412,921
Owens Corning New	7.0% 01 Dec 2036	—	101,846
Penny JC Inc	6.875% 15 Oct 2015	—	104,039
Petrobras Intl Fin	5.875% 01 Mar 2018	—	784,163
PNC Funding Corp	3.625% 08 Feb 2015	—	649,007
Pride International Inc	8.5% 15 Jun 2019	—	89,953
QEP Resources Inc	6.875% 01 Mar 2021	—	171,257
Quest Diagnostics Inc	4.75% 30 Jan 2020	—	111,459
Qwest Corp	6.5% 01 Jun 2017	—	767,922
Regions Fing Tr Iii Tr Pfd Secs	Preferred Stock	—	5,012
Reynolds Amern Inc	7.25% 15 Jun 2037	—	308,331
Rowan Companies Inc	5.0% 01 Sep 2017	—	119,652
Royal BK of Scotland	4.875% 16 Mar 2015	—	470,187
Royal BK Scotland Group Plc Sponsored Adr	Preferred Stock	—	6,723
RPM International Inc	6.125% 15 Oct 2019	—	147,454
Snap On Inc	4.25% 15 Jan 2018	—	114,126
Southern Nat Gas	7.35% 15 Feb 2031	—	142,158
Sprint Capital Corp	6.875% 15 Nov 2028	—	246,506
Standard Chartered BK	6.4% 26 Sep 2017	—	126,925
Talisman Energy Inc	7.75% 01 Jun 2019	—	36,610
Talisman Energy Inc	5.85% 01 Feb 2037	—	64,669
Talisman Energy Inc	6.25% 01 Feb 2038	—	158,359
Telecom Italia CAP	5.25% 15 Nov 2013	—	20,596
Telecom Italia CAP	6.0% 30 Sep 2034	—	49,216
Telecom Italia CAP	6.375% 15 Nov 2033	—	143,383
Telefonica Emisiones	5.134% 27 Apr 2020	—	171,300
Tennessee Gas Pipeline Co	7.0% 15 Oct 2028	—	57,490
Time Warner Cable Inc	5.85% 01 May 2017	—	99,266
Time Warner Cable Inc	6.55% 01 May 2037	—	158,757
Time Warner Cable Inc	6.625% 15 May 2029	—	398,412
Total Capital SA	3.0% 24 Jun 2015	—	676,181
Treehouse Foods Inc	7.75% 01 Mar 2018	—	187,474
Tyco International	4.125% 15 Oct 2014	—	151,988
United Health Group Inc	6.0% 15 Feb 2018	—	302,963
United Parcel Service	3.875% 01 Apr 2014	—	236,961
United STS Stl Corp	6.65% 01 Jun 2037	—	244,949
Unum Group	5.625% 15 Sep 2020	—	138,910
US Steel Corp	7.375% 01 Apr 2020	—	157,047
USG Corp	6.3% 15 Nov 2016	—	164,337
USG Corp	1.0% 15 Jan 2018	—	311,623
Vale Overseas Limited	6.875% 21 Nov 2036	—	184,846
Valero Energy Corp	6.625% 15 Jun 2037	—	612,408

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Vodafone Group	6.15% 27 Feb 2037	—	349,201
WAMU 2005	1.0% 25 Mar 2035	—	95,888
Waste Management Inc	6.375% 11 Mar 2015	—	123,780
WellPoint Inc	6.0% 15 Feb 2014	—	296,636
Wells Fargo Mtg Bkd	1.0% 25 Oct 2035	—	398,613
Western Union Co	5.93% 01 Oct 2016	—	276,664
Willis North America Inc	7.0% 29 Sep 2019	—	37,091
Windstream Corp	8.125% 01 Sep 2018	—	67,466
World Financial Network	3.96% 15 Apr 2019	—	461,683
Wyndham Worldwide	7.375% 01 Mar 2020	—	358,611
Xerox Corp	6.4% 15 Mar 2016	—	182,572

Corporate and Other Obligations			$47,640,419

**Synthetic Guaranteed Investment Contracts:

Cash and Cash Equivalents

Australian Dollar	Cash		16,938
Lehman Bankruptcy	Cash Collateral	—	(31,392)
* State Street Bank & Trust Co	Short-Term Investment Fund	—	548,318
* State Street Bank & Trust Co	Short-Term Investment Fund	—	5,883,497
* State Street Bank & Trust Co	Short-Term Investment Fund	—	13,664,744
* State Street Bank & Trust Co	Short-Term Investment Fund	—	1,037,629

			21,119,734

U.S. Government and Government Agency Issues

Australian Government	6.0% 15 Feb 2017	—	2,371,420
Australian Government	4.75% 15 Jun 2016	—	679,566
California St	5.75% 01 Mar 2017	—	421,335
California St	5.0% 01 Nov 2037	—	439,383
Erie City NY	6.0% 01 Jun 2028	—	217,522
Fannie Mae	1.0% 18 Oct 2012	—	586,339
Fannie Mae	5.375% 12 Jun 2017	—	1,153,296
Fannie Mae	1.0% 17 Sep 2012	—	3,903,476
Fannie Mae	2.625% 20 Nov 2014	—	6,314,568
Fed HM LN PC Pool 1J1214	1.0% 01 Sep 2035	—	27,687
Fed HM LN PC Pool A34902	5.5% 01 May 2035	—	1,279,020
Fed HM LN PC Pool A92628	5.5% 01 Jun 2040	—	429,576
Fed HM LN PC Pool A93561	5.5% 01 Aug 2040	—	717,483
Fed HM LN PC Pool A94320	3.5% 01 Oct 2040	—	2,889,147
Fed HM LN PC Pool A95312	3.5% 01 Dec 2040	—	389,000
Fed HM LN PC Pool C03580	3.5% 01 Oct 2040	—	2,315,330
Fed HM LN PC Pool E01343	5.0% 01 Apr 2018	—	425,466
Fed HM LN PC Pool E01377	4.5% 01 May 2018	—	809,396
Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	1,426,045
Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	441,028

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Fed HM LN PC Pool G18268	5.0% 01 Aug 2023	—	1,670,863
Fed HM LN Pool 1N1417	1.0% 01 Feb 2037	—	177,977
Fed HM LN Pool 1Q0669	1.0% 01 Nov 2037	—	167,524
Fed HM LN Pool G03205	5.5% 01 Jul 2035	—	273,341
Fed Republic of Brazil	8.25% 20 Jan 2034	—	507,843
Federal Farm Credit Bank	1.0% 12 Oct 2012	—	1,172,238
Federal Farm Credit Bank	1.0% 26 Jun 2013	—	2,442,220
Federal Farm Credit Bank	1.0% 13 Nov 2012	—	2,636,827
Federal Farm Credit Bank	1.0% 20 Sep 2012	—	2,931,254
Federal Farm Credit Bank	1.0% 26 Apr 2013	—	5,187,198
Federal Home Ln Mtg Corp	4.875% 13 Jun 2018	—	3,999,922
Federal Natl MTG Assn	1.0% 25 May 2030	—	1,645,888
FHLMC TBA Jan 30	3.5% 01 Dec 2099	—	(5,587,631)
FICO Strip	0.01% 08 Aug 2015	—	386,746
Financing Corp	0.01% 06 Oct 2015	—	174,487
Financing Corp	0.01% 27 Dec 2018	—	245,918
Financing Corp	0.01% 07 Mar 2019	—	261,400
Financing Corp	0.01% 26 Sep 2019	—	302,859
Financing Corp	10.7% 06 Oct 2017	—	345,181
Financing Corp	9.8% 06 Apr 2018	—	497,180
Financing Corp	0.01% 26 Sep 2014	—	662,285
Financing Corp	0.01% 11 May 2013	—	763,790
Financing Corp	0.01% 27 Dec 2012	—	1,768,638
Financing Corp	0.01% 03 Feb 2017	—	2,348,802
Financing Corp	0.01% 30 Nov 2017	—	2,370,905
FNMA Pool 125420	5.5% 01 May 2011	—	740
FNMA Pool 254088	5.5% 01 Dec 2016	—	65,025
FNMA Pool 254140	5.5% 01 Jan 2017	—	188,996
FNMA Pool 254693	5.5% 01 Apr 2033	—	576,478
FNMA Pool 254722	5.5% 01 May 2018	—	503,586
FNMA Pool 255364	6.0% 01 Sep 2034	—	486,955
FNMA Pool 255765	5.0% 01 Jul 2020	—	139,330
FNMA Pool 256101	5.5% 01 Feb 2036	—	1,647,270
FNMA Pool 256269	5.5% 01 Jun 2036	—	1,417,020
FNMA Pool 256925	6.0% 01 Oct 2037	—	1,639,910
FNMA Pool 323348	8.5% 01 Jun 2012	—	159
FNMA Pool 343347	5.5% 01 Apr 2011	—	6,897
FNMA Pool 545904	5.5% 01 Sep 2017	—	342,008
FNMA Pool 555541	1.0% 01 Apr 2033	—	70,991
FNMA Pool 722999	5.0% 01 Jul 2018	—	1,046,644
FNMA Pool 725027	5.0% 01 Nov 2033	—	298,203
FNMA Pool 725222	5.5% 01 Feb 2034	—	691,704
FNMA Pool 725423	5.5% 01 May 2034	—	504,810
FNMA Pool 725424	5.5% 01 Apr 2034	—	253,042
FNMA Pool 725690	6.0% 01 Aug 2034	—	184,488
FNMA Pool 725946	5.5% 01 Nov 2034	—	655,894
FNMA Pool 735141	5.5% 01 Jan 2035	—	965,315
FNMA Pool 735224	5.5% 01 Feb 2035	—	1,263,084
FNMA Pool 743132	5.0% 01 Oct 2018	—	975,626

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

FNMA Pool 745275	5.0% 01 Feb 2036	—	2,253,966
FNMA Pool 745275	5.0% 01 Feb 2036	—	4,302,031
FNMA Pool 745327	6.0% 01 Mar 2036	—	338,179
FNMA Pool 756363	1.0% 01 Dec 2033	—	183,748
FNMA Pool 831540	6.0% 01 Jun 2036	—	1,195,184
FNMA Pool 837220	4.5% 01 Aug 2020	—	2,620,029
FNMA Pool 841068	1.0% 01 Nov 2034	—	467,190
FNMA Pool 844444	5.0% 01 Dec 2035	—	1,644,775
FNMA Pool 848647	5.5% 010 Jan 2036	—	952,138
FNMA Pool 871117	5.5% 01 Dec 2036	—	1,372,528
FNMA Pool 871288	6.0% 01 May 2036	—	556,116
FNMA Pool 880611	5.5% 01 Mar 2036	—	626,054
FNMA Pool 880611	5.5% 01 Apr 2036	—	1,407,219
FNMA Pool 880626	5.5% 01 Apr 2036	—	2,373,526
FNMA Pool 881655	1.0% 01 Mar 2036	—	137,572
FNMA Pool 888521	1.0% 01 Mar 2034	—	342,265
FNMA Pool 888789	5.0% 01 Jul 2036	—	327,278
FNMA Pool 889004	5.073% 01 Aug 2037	—	634,758
FNMA Pool 889040	5.0% 01 Jun 2037	—	739,362
FNMA Pool 889190	6.0% 01 Mar 2038	—	119,287
FNMA Pool 889361	6.0% 01 Mar 2038	—	919,696
FNMA Pool 889369	6.0% 01 Feb 2038	—	1,160,974
FNMA Pool 889544	5.5% 01 May 2038	—	926,743
FNMA Pool 889579	6.0% 01 May 2038	—	262,258
FNMA Pool 889750	6.0% 01 May 2038	—	384,929
FNMA Pool 902397	1.0% 01 Nov 2036	—	142,015
FNMA Pool 929841	6.0% 01 Aug 2038	—	49,031
FNMA Pool 930612	4.5% 01 Feb 2039	—	366,809
FNMA Pool 931745	5.0% 01 Aug 2024	—	5,337,537
FNMA Pool 935873	5.5% 01 Apr 2040	—	932,661
FNMA Pool 965306	6.0% 01 Sep 2038	—	907,841
FNMA Pool 970966	5.5% 01 Jan 2039	—	687,929
FNMA Pool 981043	6.5% 01 Apr 2038	—	2,568,013
FNMA Pool 983284	5.5% 01 May 2038	—	1,799,780
FNMA Pool 984773	5.5% 01 Jun 2038	—	358,251
FNMA Pool 987094	5.5% 01 Sep 2038	—	1,046,180
FNMA Pool 995018	5.5% 01 Jun 2038	—	4,007,251
FNMA Pool 995051	6.0% 01 Mar 2037	—	2,200,503
FNMA Pool AA4302	4.0% 01 Apr 2039	—	553,539
FNMA Pool AA6450	4.5% 01 Sep 2040	—	2,598,281
FNMA Pool AB1388	4.5% 01 Aug 2040	—	385,539
FNMA Pool AC8568	4.5% 01 Jan 2040	—	3,012,494
FNMA Pool AD4384	5.5% 01 May 2040	—	496,984
FNMA Pool AD4855	5.5% 01 Apr 2040	—	588,938
FNMA Pool AD5026	4.0% 01 Sep 2040	—	293,313
FNMA Pool AD5329	5.5% 01 Jun 2040	—	452,049
FNMA Pool AD6374	5.0% 01 May 2040	—	2,592,793
FNMA Pool AD6876	4.5% 01 Sep 2040	—	195,815
FNMA Pool AD7112	5.5% 01 Jul 2040	—	852,642

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

FNMA Pool AD8326	5.5% 01 Jul 2040	—	1,252,709
FNMA Pool AD8529	4.5% 01 Aug 2040	—	1,175,657
FNMA Pool AD8817	5.5% 01 Jun 2040	—	727,548
FNMA Pool AD9172	5.5% 01 Aug 2040	—	801,996
FNMA Pool AE0440	6.5% 01 Jun 2039	—	1,697,911
FNMA Pool AE0480	6.0% 01 Jul 2039	—	264,860
FNMA Pool AE1428	4.5% 01 Aug 2040	—	1,958,324
FNMA Pool AE4705	4.0% 01 Sep 2040	—	335,710
FNMA Pool AE4995	4.0% 01 Nov 2040	—	584,300
FNMA Pool AE6984	4.0% 01 Oct 2040	—	420,064
FNMA Pool AE7223	4.0% 01 Dec 2040	—	1,946,248
FNMA Pool AE7573	4.0% 01 Nov 2040	—	83,874
FNMA Pool AE8032	4.0% 01 Nov 2040	—	367,078
FNMA Pool MA0006	4.0% 01 Mar 2039	—	281,537
FNMA TBA Feb30 YR	4.0% 01 Dec 2099	—	4,846,460
FNMA TBA Jan 15	4.0% 01 Dec 2099	—	8,051,173
FNMA TBA Jan 30	5.0% 01 Dec 2099	—	—
FNMA TBA Jan 30	5.5% 01 Dec 2099	—	—
FNMA TBA Jan 30	6.0% 01 Dec 2099	—	—
FNMA TBA Jan 30	4.5% 01 Dec 2099	—	4,012,148
FNMA TBA Single Fam	6.0% 01 Dec 2099	—	(1,617,981)
FNMA TBA Single Fam	6.0% 01 Dec 2099	—	663,107
FNMA TBA Single Fam	4.0% 01 Dec 2099	—	1,399,739
Freddie Mac	1.0% 15 Dec 2029	—	42,129
Freddie Mac	3.75% 27 Mar 2019	—	4,253,780
GNMA I TBA Jan 30	6.5% 01 Dec 2099	—	—
Illinois St	4.421% 01 Jan 2015	—	492,911
Illinois St	4.421% 01 Jan 2015	—	492,911
Illinois St	3.321% 01 Jan 2013	—	2,155,328
Irvine Ranch California	2.605% 15 Mar 2014	—	1,394,708
Kentucky ST PPTY	5.373% 01 Nov 2025	—	276,353
New York NY City Transitional	4.905% 01 Nov 2024	—	92,180
New York NY City Transitional	4.725% 01 Nov 2023	—	92,358
New York NY City Transitional	5.075% 01 Nov 2025	—	92,404
Ontario Prov CDA	4.1% 16 Jun 2014	—	881,425
Ontario Prov CDA	4.5% 03 Feb 2015	—	1,281,091
Quebec Prov CDA	4.6% 26 May 2015	—	1,276,500
Republic of Peru	7.125% 30 Mar 2019	—	601,413
Republic of Poland	6.375% 15 Jul 2019	—	43,788
Republic of Poland	3.875% 16 Jul 2015	—	428,083
Resolution FDG FBE	0.01% 15 Jan 2014	—	354,739
Resolution FDG FBE	0.01% 15 Apr 2015	—	778,115
Resolution FDG FBE	0.01% 15 Jan 2017	—	827,904
Russian FedN	1.0% 31 Mar 2030	—	221,046
Small Business Admin	7.06% 01 Nov 2019	—	115,751
Small Business Admin	7.19% 01 Dec 2019	—	216,667
Small Business Admin	5.68% 01 Jun 2028	—	935,780
Tobacco Settlement Fin Corp	5.875% 15 May 2039	—	279,370
Tobacco Settlement Iowa	6.5% 01 Jun 2023	—	80,355

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

United States Treasury NTS	2.75% 15 Feb 2019	—	848,878
United States Treasury NTS	4.875% 31 Jul 2011	—	4,058,830
United States Treasury	0.01% 16 Jun 2011	—	97,631
United States Treasury	0.179% 26 May 2011	—	878,840
United States Treasury	0.133% 13 Jan 2011	—	1,661,258
United States Treasury	0.01% 17 Mar 2011	—	3,712,089
United States Treasury	0.01% 13 Jan 2011	—	32,530,898
United States Treasury BDS	8.125% 15 Aug 2019	—	1,633,779
United States Treasury BDS	8.75% 15 Aug 2020	—	2,141,283
United States Treasury Bills	0.174% 02 Jun 2011	—	97,654
United States Treasury Bills	0.01% 31 Dec 2030	—	195,385
United States Treasury Bills	0.119% 06 Jan 2011	—	586,334
United States Treasury Bills	0.186% 02 Jun 2011	—	2,050,617
United States Treasury Bills	0.01% 20 Jan 2011	—	3,321,801
United States Treasury N/B	2.75% 30 Nov 2106	—	2,294,167
United States Treasury N/B	3.25% 31 Dec 2016	—	3,275,682
United States Treasury N/B	3.125% 15 May 2019	—	4,838,941
United States Treasury N/B	3.375% 15 Nov 2019	—	6,484,505
United States Treasury NTS	2.75% 15 Feb 2019	—	96,463
United States Treasury NTS	3.75% 15 Nov 2018	—	311,836
United States Treasury NTS	2.375% 31 Mar 2016	—	1,187,520
United States Treasury NTS	3.0% 31 Aug 2016	—	1,318,836
United States Treasury NTS	1.875% 31 Aug 2017	—	1,492,599
United States Treasury NTS	2.625% 29 Feb 2016	—	15,445,594
United States Treasury NTS	2.75% 15 Feb 2019	—	13,765,336
US Treasury BDS	6.125% 15 Nov 2027	—	122,765
US Treasury N/B	7.875% 15 Feb 2021	—	136,324
US Treasury N/B	1.0% 30 Apr 2012	—	1,044,246
US Treasury N/B	4.375% 15 Nov 2039	—	1,075,753
US Treasury N/B	3.375% 15 Nov 2019	—	1,695,948
US Treasury N/B	1.875% 31 Aug 2017	—	2,416,145
US Treasury N/B	2.75% 31 May 2017	—	2,592,952
US Treasury N/B	5.375% 15 Feb 2031	—	2,926,065
US Treasury N/B	2.250% 31 Jan 2015	—	2,929,313
US Treasury N/B	2.5% 31 Mar 2015	—	3,287,419
US Treasury N/B	2.375% 31 Aug 2014	—	4,165,828
US Treasury N/B	1.75% 31 Jul 2015	—	4,169,169
US Treasury N/B	4.875% 31 May 2011	—	4,969,537
US Treasury N/B	0.75% 31 May 2012	—	7,143,275
US Treasury N/B	1.75% 15 Apr 2013	—	7,787,500
US Treasury N/B	3.625% 15 Feb 2020	—	9,168,216
US Treasury N/B	1.125% 30 Jun 2011	—	10,813,824
US Treasury N/B	1.0% 31 Aug 2011	—	10,911,757
US Treasury N/B	3.625% 15 Feb 2020	—	12,281,759
US Treasury N/B	2.125% 31 May 0215	—	12,807,238
US Treasury N/B	1.375% 15 Sep 2012	—	35,080,482
US Treasury NTS	1.125% 15 Dec 2011	—	433,224
US Treasury NTS	3.0% 15 Jul 2012	—	1,805,499
WI Treasury Sec	1.875% 30 Sep 2017	—	279,175

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

WI Treasury Sec	1.25% 15 Jul 2020	—	1,806,166
WI Treasury Sec	2.125% 31 Dec 2015	—	2,210,452
WI Treasury Sec	0.875% 31 May 2011	—	3,601,570
WI Treasury Sec	0.01% 27 Jan 2011	—	4,298,608
WI Treasury Sec	1.375% 15 Feb 2013	—	6,527,142

			436,961,564

Corporate and Other Obligations

ACE Ina Hldg Inc	5.6% 15 May 2015	—	199,212
Aetna Inc	6.0% 15 Jun 2016	—	139,300
AFLAC Inc	3.45% 15 Aug 2015	—	79,424
Agilent Technologies Inc	5.0% 15 Jul 2020	—	71,425
Agilent Technologies Inc	6.5% 01 Nov 2017	—	546,973
Alcoa Inc	6.75% 15 Jul 2018	—	133,098
Alcoa Inc	6.15% 15 Aug 2020	—	752,640
Allied Waste North Amer Inc	7.125% 15 May 2016	—	144,850
Allied World Assurn Co	7.5% 01 Aug 2016	—	178,531
Allstate Corp	5.0% 15 Aug 2014	—	480,194
Allstate Life GBL FDG	5.375% 30 Apr 2013	—	569,329
Altria Group Inc	9.25% 06 Aug 2019	—	420,858
Altria Group Inc	9.7% 10 Nov 2018	—	805,744
Altria Group Inc	9.7% 10 Nov 2018	—	1,231,176
Amer Express Credit Co	5.125% 25 Aug 2014	—	268,677
Ameren Corporation	8.875% 15 May 2014	—	230,906
America Movil SAB	5.0% 30 Mar 2020	—	416,471
America Movil SAB	3.625% 30 Mar 2015	—	718,446
American Express Bk	5.5% 16 Apr 2013	—	263,313
American Express BK	5.55% 17 Oct 2012	—	418,106
American Express Centurion Bk	5.55% 17 Oct 2012	—	601,027
American Express Co	7.25% 20 May 2014	—	272,756
American Express Co	5.5% 12 Sep 2016	—	381,119
American Express Co	6.15% 28 Aug 2017	—	600,343
American Express Cr Corp	7.3% 20 Aug 2013	—	501,047
American Intl Group	3.65% 15 Jan 2014	—	536,716
American Tower Corp	5.05% 01 Sep 2020	—	370,002
American Tower Corp	4.5% 15 Jan 2018	—	920,262
American Transmission	5.25% 15 Jan 2022	—	180,297
Ameriprise Financial Inc	5.3% 15 Mar 2020	—	246,745
Amvescap PLC	5.375% 15 Dec 2014	—	157,721
Anadarko Petroleum Corp	5.95% 15 Sep 2016	—	80,840
Anglo American Capital	9.375% 08 Apr 2019	—	466,651
Anheusher Busch Cos	5.05% 15 Oct 2016	—	1,481,911
Aon Corp	3.5% 30 Sep 2015	—	474,191
ArcelorMittal	6.125% 01 Jun 2018	—	385,254
ArcelorMittal USA	6.5% 15 Apr 2014	—	212,979
Asciano Finance	3.125% 23 Sep 2015	—	455,661
Assurant Inc	5.625% 15 Feb 2014	—	210,628

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

	AT&T Inc	5.8% 15 Feb 2019	—	450,981
	AT&T Corp	7.3% 15 Nov 2011	—	464,552
	AT&T Inc	5.8% 15 Feb 2019	—	1,616,931
	Autozone Inc	5.75% 15 Jan 2015	—	548,396
	Baker Hughes Inc	6.5% 15 Nov 2013	—	194,630
	Banc Amer Coml Mtg	5.492% 10 Feb 2051	—	654,148
	Banc Coml Mtg	5.334% 10 Sep 2045	—	656,611
	Banc Coml Mtg	5.414% 10 Sep 2047	—	1,723,354
*	Bank Amer Corp	5.75% 01 Dec 2017	—	1,118,626
*	Bank Amer FDG Corp	5.65% 01 May 2018	—	134,799
*	Bank Amer FDG Corp	1.0% 25 May 2035	—	240,234
*	Bank Amer FDG Corp	5.65% 01 May 2018	—	933,605
*	Bank Amer NA	6.1% 15 Jun 2017	—	326,701
*	Bank of America Corp	7.625% 01 Jun 2019	—	191,287
*	Bank of America Corp	5.42% 15 Mar 2017	—	290,516
*	Bank of America Corp	7.375% 15 May 2014	—	521,410
*	Bank of America Corp	5.49% 15 Mar 2019	—	857,921
*	Bank of America Corp	5.625% 01 Jul 2020	—	1,085,946
*	Bank of America Credit	1.0% 16 Dec 2013	—	997,175
	Barclays Banks PLC	5.125% 08 Jan 2020	—	499,003
	Barclays Banks PLC	5.0% 22 Sep 2016	—	785,921
	BayView Fincl Secs	5.208% 28 Apr 2039	—	320,846
	BayView Finl Secs	1.0% 28 Dec 2035	—	49,443
	Bear Stearns	5.3% 30 Oct 2015	—	848,377
	Bear Stearns Alt A	1.0% 25 Jan 2047	—	139,200
	Bear Stearns ARM	1.0% 25 Aug 2033	—	145,199
	Bear Stearns Coml Mtg	1.0% 11 Sep 2038	—	271,887
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	1,058,312
	Bear Stearns Coml Mth Secs	5.518% 11 Sep 2041	—	133,244
	Bear Stearns Coml Mth Secs	5.533% 12 Oct 2041	—	215,599
	Bear Stearns Coml Mth Secs	4.24% 13 Aug 2039	—	229,030
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2038	—	236,281
	Bear Stearns Coml Mth Secs	1.0% 12 Apr 2038	—	419,522
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2042	—	423,160
	Bear Stearns Cos	5.55% 22 Jan 2017	—	347,944
	Bear Stearns Cos Inc	7.25% 01 Feb 2018	—	1,910,833
	Bear Stearns Tr	5.540% 11 Sep 2041	—	718,404
	Berkshire Hathaway Fin Corp	5.4% 15 May 2018	—	621,809
	BHP Fin USA Ltd	7.25% 01 Mar 2016	—	278,295
	Boeing Co	5.125% 15 Feb 2013	—	481,267
	Boston PPTYS Ltd	6.25% 15 Jan 2013	—	77,786
	Boston PPTYS Ltd	5.625% 15 Apr 2015	—	138,916
	Boston PPTYS Ltd	5.0% 01 Jun 2015	—	178,156
	BP Capital Markets	3.125% 01 Oct 2015	—	1,079,100
	BP Capital Markets	4.5% 01 Oct 2020	—	682,413
	BP Capital Markets	3.125% 01 Oct 2015	—	976,561
	Bunge Ltd	5.875% 15 May 2013	—	120,314
	Bunge Ltd	8.5% 15 Jun 2019	—	287,603
	Burlington North Santa Fe	7.0% 01 Feb 2014	—	329,446

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Canadian PAC Ry Co	6.5% 15 May 2018	—	67,795
Capital One Bank	8.8% 15 Jul 2019	—	613,037
Capital One Financial	7.375% 23 May 2014	—	650,533
Capital One FNL Corp	5.25% 21 Feb 2017	—	386,721
Capital One Multi Asset	1.0% 15 Mar 2017	—	555,892
Capital One Multi Asset	5.05% 15 Feb 2016	—	767,318
Carmax Auto Owner Trust	1.410% 16 Feb 2016	—	902,598
Carolina PWR & LT	6.5% 15 Jul 2012	—	676,772
Caterpillar Financial	7.15% 15 Feb 2019	—	516,716
CBS Corp	4.3% 15 Feb 2021	—	64,954
CBS Corp	5.75% 15 Apr 2020	—	150,578
CBS Corp	8.875% 15 May 2019	—	399,567
CBS Corp	8.875% 15 May 2019	—	639,308
CD MTG	5.322% 11 Dec 2049	—	1,418,089
Cellco Part/Veri Wireless	5.55% 01 Feb 2014	—	398,712
Chase Issuance Trust	1.0% 16 Jun 2014	—	1,261,543
Chubb Corp	5.75% 15 May 2018	—	434,309
Cigna Corp	5.125% 15 Jun 2020	—	157,009
Cincinnati Finl Corp	6.125% 01 Nov 2034	—	115,244
Cincinnati Finl Corp	6.920% 15 May 2028	—	639,272
Cisco Systems	2.9% 17 Nov 2014	—	1,550,906
Citgroup Inc	6.01% 15 Jan 2015	—	1,924,328
Citibank Credit Card	2.25% 23 Dec 2014	—	1,073,909
Citifinancial Mtg Secs	3.36% 25 Jan 2033	—	69,700
Citigroup Coml MTG	5.431% 15 Oct 2049	—	240,060
Citigroup Inc	5.5% 11 Apr 2013	—	208,117
Citigroup Inc	5.3% 07 Jan 2016	—	290,534
Citigroup Inc	6.5% 19 Aug 2013	—	300,456
Citigroup Inc	5.5% 15 Feb 2017	—	530,699
Citigroup Inc	5.5% 11 Apr 2013	—	556,311
Citigroup Inc	5.375% 09 Aug 2020	—	682,316
Citigroup Inc	5.85% 02 Jul 2013	—	1,118,005
Citigroup Inc	1.0% 05 May 2011	—	2,404,087
Citigroup Inc	6.125% 21 Nov 2017	—	2,784,431
Citigroup MTG Ln	1.0% 25 May 2037	—	24,730
Cleveland Elec Illum Co	5.7% 01 Apr 2017	—	418,259
Clorox Co	5.95% 15 Oct 2017	—	517,910
CNH 2010 A	2.49% 15 Jan 2016	—	1,273,938
CNH 2010 B	1.74% 17 Jan 2017	—	1,013,941
Comcast Corp	4.95% 15 Jun 2016	—	173,725
Comcast Corp	6.5% 15 Jan 2017	—	197,142
Comcast Corp	5.15% 01 Mar 2020	—	420,836
Comcast Corp	6.3% 15 Nov 2017	—	525,874
Comcast Corp	4.95% 15 Jun 2016	—	679,105
Comcast Corp	5.85% 15 Nov 2015	—	1,032,578
Comm MTG Tr	1.0% 10 Dec 2049	—	783,311
Consolidated Edison Co	5.3% 01 Dec 2016	—	877,920
Constellation Energy	5.15% 01 Dec 2020	—	375,212
Consumers Energy Co	5.375% 15 Apr 2013	—	327,032

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Corning Inc	4.25% 15 Aug 2020	—	564,555
Countrywide Finl Corp	6.25% 15 May 2016	—	73,156
Coventry Health Care	6.125% 15 Jan 2015	—	30,527
Coventry Health Care	5.95% 15 Mar 2017	—	84,451
Coventry Health Care	6.3% 15 Aug 2014	—	268,292
Cox Communications	5.45% 15 Dec 2014	—	1,048,916
Credit Suisse Coml Mtg	5.311% 15 Dec 2039	—	346,062
Credit Suisse	5.4% 14 Jan 2020	—	998,022
Credit Suisse Coml Mtg	5.467% 15 Sep 2039	—	778,929
Credit Suisse Coml Mtg	5.467% 15 Sep 2039	—	1,393,872
Credit Suisse First Boston Mtg	1.0% 15 Feb 2038	—	311,504
Credit Suisse Mtg	1.0% 15 Jan 2037	—	327,596
Credit Suisse NY	6.0% 15 Feb 2018	—	455,828
CSMC 2006 C3	1.0% 15 Jun 2038	—	612,737
CVS Caremark Corp	6.6% 15 Mar 2019	—	577,826
CWABS Inc	4.615% 25 Feb 2035	—	305,794
Cwalt Inc	1.0% 25 Dec 2035	—	83,076
Daimler Chrysler NA	7.3% 15 Jan 2012	—	519,146
Delta Air Lines	7.75% 17 Jun 2021	—	802,965
Deutsche Bank AG	5.375% 12 Oct 2012	—	409,601
Devon Energy	5.625% 15 Jan 2014	—	723,633
Diaego Cap PLC	4.828% 15 Jul 2020	—	1,118,793
Diageo Cap PLC	7.375% 15 Jan 2014	—	350,843
Directv Holdings	4.75% 01 Oct 2014	—	151,014
Discover Card Master Trust	1.0% 16 Oct 2014	—	579,537
Discover Card Master Trust	1.0% 15 Sep 2015	—	151,262
Discover Card Master Trust	1.0% 15 Dec 2014	—	158,426
Discover Card Master Trust	1.0% 17 Feb 2015	—	173,579
Discover Financial Svc	10.25% 15 Jul 2019	—	483,968
Dominion Res Inc	5.7% 17 Sep 2012	—	462,680
Donnelley RR & Sons	4.95% 01 Apr 2014	—	90,109
Donnelley RR & Sons	5.5% 15 May 2015	—	344,577
Dow Chemical Co	8.55% 15 May 2019	—	422,526
Dow Chemical Co	8.55% 15 May 2019	—	636,851
Duke CAP LLC	5.668% 15 Aug 2014	—	727,115
Duke Energy Carolinas	5.1% 15 Apr 2018	—	536,690
Duke Energy Corp	5.65% 15 Jun 2013	—	1,341,362
Duke Realty LP	6.75% 15 Mar 2020	—	68,912
Duke Realty LP	8.25% 15 Aug 2019	—	322,372
Eastman Chemical Co	4.5% 15 Jan 2021	—	502,863
Embarq Corp	7.082% 01 Jun 2016	—	405,273
Embarq Corp	7.995% 01 Jun 2036	—	677,557
Encana Corp	6.5% 15 May 2019	—	492,267
Energy Transfer Partners	6.7% 01 Jul 2018	—	750,550
Energy Transfer Partners	6.0% 01 Jul 2013	—	718,111
Enterprise Prods	5.6% 15 Oct 2014	—	517,998
EQT Corp	8.125% 01 Jun 2019	—	238,773
EQT Corp	8.125% 01 Jun 2019	—	352,475
ERP Oper Ltd Partnership	5.75% 15 Jun 2017	—	198,087

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

ERP Oper Ltd Partnership	5.25% 15 Sep 2014	—	442,279
ESA 2010 ESHA	2.95% 05 Nov 2027	—	887,754
Eastman Chemical Co	5.5% 15 Nov 2019	—	289,958
European Investment Bank	5.125% 30 May 2017	—	347,389
Exelon Generation Co	4.0% 01 Oct 2020	—	402,394
Expedia Inc	5.95% 15 Aug 2020	—	545,076
Express Scripts Inc	6.25% 15 Jun 2014	—	103,788
Federal Rlty Invt Tr	6.0% 15 Jul 2012	—	129,633
Federal Rlty Invt Tr	5.65% 01 Jun 2016	—	294,257
Federal Rlty Invt Tr	5.4% 01 Dec 2013	—	678,694
Fifth UN Natl Bk	6.663% 12 Jan 2043	—	46,284
FHMS K008	2.746% 25 Dec 2019	—	953,481
Ford Credit Auto	5.8% 15 Feb 2013	—	102,203
Fortune Brands	4.875% 01 Dec 2013	—	175,622
Fortune Brands	5.375% 15 Jan 2016	—	176,855
FPL Group CAP	1.0% 09 Nov 2012	—	750,993
FPL Group Capital	5.625% 01 Sep 2011	—	604,328
GAZ Capital SA	6.212% 22 Nov 2016	—	664,982
GE Coml Mtg Corp	3.915% 10 Nov 2038	—	60,907
General Dynamics Corp	5.25% 01 Feb 2014	—	887,736
General Elec Cap Corp	4.375% 16 Sep 2020	—	427,979
General Elec Cap Corp	4.8% 01 May 2013	—	1,290,264
General Elec Cap Corp	5.5% 08 Jan 2020	—	1,651,317
General Elec Cap Corp	5.5% 08 Jan 2020	—	2,388,138
General Mills	5.25% 15 Aug 2013	—	182,603
Genworth Finl Inc	6.515% 22 May 2018	—	342,645
Goldman Sachs Group	6.75% 01 Oct 2037	—	199,824
Goldman Sachs Group	6.25% 01 Sep 2017	—	248,038
Goldman Sachs Group	6.0% 15 Jun 2020	—	327,378
Goldman Sachs Group	7.5% 15 Feb 2019	—	455,778
Goldman Sachs Group	5.7% 01 Sep 2012	—	516,313
Goldman Sachs Group	6.15% 01 Apr 2018	—	624,150
Goldman Sachs Group	6.25% 01 Sep 2017	—	970,583
Goodrich Corp	4.875% 01 Mar 2020	—	790,696
Greenwich Capital Comm	5.444% 10 Mar 2039	—	478,760
Greenwich Capital Comm	5.444% 10 Mar 2039	—	1,163,437
GS MTG Secs Corp	1.0% 06 Mar 2020	—	143,393
GS MTG Secs Corp	4.751% 10 Jul 2039	—	772,905
GSMS 2004 GG	1.0% 10 Aug 2038	—	383,129
Guardian Life Insurance	7.375% 30 Sep 2039	—	221,835
Hanover Ins Group	7.625% 15 Oct 2025	—	132,228
Hartford Finl Svcs Grp	4.0% 30 Mar 2015	—	78,391
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	377,693
Health Care PPTY	5.95% 15 Sep 2011	—	337,946
Healthcare Rlty Tr	8.125% 01 May 2011	—	289,770
Healthcare Rlty Tr	5.125% 01 Apr 2014	—	332,551
Healthcare Rlty Tr	5.125% 01 Apr 2014	—	181,113
Heinz HJ	6.0% 15 Mar 2012	—	340,627
Hess Corp	7.0% 15 Feb 2014	—	216,868

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Hess Corp	8.125% 15 Feb 2019	—	425,939
Hess Corp	8.125% 15 Feb 2019	—	501,250
Household Fin Corp	7.0% 15 May 2012	—	644,838
HRPT PPTYS	1.0% 16 Mar 2011	—	134,781
HSBC Fin Corp	6.75% 15 May 2011	—	823,732
Humana Inc	7.2% 15 Jun 2018	—	209,746
International Paper Co	7.95% 5 Jun 2018	—	244,203
International Paper Co	5.3% 01 Apr 2015	—	315,797
Intl BK Recon & Develop	9.25% 15 Jul 2017	—	167,006
Jeffries Group Inc	6.875% 15 Apr 2021	—	190,934
JP Morgan Chase	6.0% 01 Oct 2017	—	541,661
JP Morgan Chase	3.7% 20 Jan 2015	—	1,314,724
JP Morgan Chase & Co	5.75% 02 Jan 2013	—	550,621
JP Morgan Chase & Co	5.125% 15 Sep 2014	—	670,700
JP Morgan Chase & Co	6.0% 15 Jan 2018	—	905,796
JP Morgan Chase Coml	5.42% 15 Jan 2049	—	1,382,281
JP Morgan Chase Coml Mtg	4.302% 15 Jan 2038	—	105,494
JP Morgan Chase Coml Mtg	1.0% 12 Dec 2044	—	198,057
JP Morgan Chase Coml Mtg	1.0% 12 Dec 2044	—	244,702
JP Morgan Chase Coml Mtg	5.198% 15 Dec 2044	—	433,898
JP Morgan Chase Coml Mtg	5.437% 12 Dec 2044	—	534,618
JP Morgan Chase Coml Mtg	5.552% 12 May 2045	—	548,136
JP Morgan Chase Coml Mtg	5.429% 12 Dec 2043	—	657,811
JP Morgan Chase Coml Mtg	1.0% 12 Jun 2043	—	728,136
JP Morgan Chase Coml Mtg	1.0% 15 Jun 2049	—	904,854
JPMCC 2010 Cntr	3.299% 05 Aug 2032	—	1,302,783
JP Morgan Chase & Co	4.75% 01 May 2013	—	371,422
JP Morgan Chase & Co	4.4% 22 Jul 2020	—	533,819
Kellogg Co	5.125% 03 Dec 2012	—	696,478
Kinder Morgan Ener Part	5.3% 15 Sep 2020	—	426,163
Kinder Morgan Ener Part	6.85% 15 Feb 2020	—	694,212
KMG Finance Sub	7.0% 05 May 2020	—	208,346
Kraft Foods Inc	6.0% 11 Feb 2013	—	128,415
Kraft Foods Inc	6.5% 11 Aug 2017	—	284,392
Kraft Foods Inc	6.125% 23 Aug 2018	—	798,917
Kraft Foods Inc	6.125% 01 Feb 2018	—	954,426
Kroger Co	6.4% 15 Aug 2017	—	129,032
Kroger Co	6.4% 15 Aug 2017	—	162,693
Kroger Co	6.2% 15 Jun 2012	—	277,756
Kroger Co	6.75% 15 Apr 2012	—	401,643
LaFarge SA	6.15% 15 Jul 2011	—	167,455
LB UBS Coml Mtg	1.0% 15 Jun 2029	—	193,691
LB UBS Coml Mtg	5.424% 15 Feb 2040	—	425,886
LB UBS Coml Mtg	5.3% 15 Nov 2038	—	648,227
LB UBS Coml Mtg	1.0% 15 Jun 2038	—	745,532
LB UBS Coml Mtg	5.372% 15 Sep 2039	—	747,554
LB UBS Coml Mtg	4.647% 15 Jul 2030	—	844,613
LB UBS Coml Mtg	1.0% 15 Nov 2030	—	874,786
Liberty PPTY Ltd	6.625% 01 Oct 2017	—	44,283

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Liberty PPTY Ltd	5.5% 15 Dec 2016	—	74,059
Life Technologies Corp	4.4% 01 Mar 2015	—	436,671
Lilly Eli & Co	4.2% 06 Mar 2014	—	853,826
Limited Inc	6.9% 15 Jul 2017	—	45,686
Limited Inc	5.25% 01 Nov 2014	—	323,659
Lincoln Natl Corp	4.3% 15 Jun 2015	—	140,935
Lincoln Natl Corp	8.75% 01 Jul 2019	—	124,682
Lincoln Natl Corp	6.25% 15 Feb 2020	—	842,098
Lloyds TSB Bank	4.375% 12 Jan 2015	—	434,769
LSI Open Position	0.01% 31 Dec 2060	—	25,020
M&I Marshall & Ilsley	6.375% 01 Sep 2011	—	320,889
Mack Cali Rlty LP	5.25% 15 Jan 2012	—	200,530
Mack Cali Rlty LP	5.125% 15 Jan 2015	—	204,719
MacQuarie Group Ltd	4.875% 10 Aug 2017	—	460,401
Manufacturers & Traders Tr	1.0% 28 Dec 2020	—	236,045
Marathon Oil Corp	7.5% 15 Feb 2019	—	202,681
Marathon Oil Corp	6.5% 15 Feb 2014	—	214,518
Markel Corp	7.125% 30 Sep 2019	—	202,686
Master Asset Backed Secs	1.0% 25 Aug 2036	—	282,367
MBNA Credit Card Note	1.0% 15 Jun 2015	—	145,842
MBNA Credit Card Note	1.0% 16 Aug 2201	—	524,494
McKesson Corp	6.5% 15 Feb 2014	—	263,496
Medco Health Solutions	2.75% 15 Sep 2015	—	911,375
Merril Lynch & Co	6.4% 28 Aug 2017	—	340,956
Merril Lynch & Co	6.875% 25 Apr 2018	—	1,283,330
Merrill Lynch Mtg Tr	5.403% 12 Jul 2034	—	7,192
Merrill Lynch Mtg Tr	1.0% 12 Nov 2037	—	92,074
Merrill Lynch & Co	6.050% 16 May 2016	—	407,775
Merrill Lynch & Co	6.875% 25 Apr 2018	—	802,081
Merrill Lynch Mtg	1.0% 25 Aug 2036	—	164,148
Merrill Lynch Mtg	1.0% 12 Nov 2037	—	357,642
MetLife Inc	7.717% 15 Feb 2019	—	141,574
MetLife Inc	6.75% 01 Jun 2016	—	345,734
MetLife Inc	5.0% 15 Jun 2015	—	698,510
MetLife Inc	4.75% 08 Feb 2021	—	883,032
Metropolitan Life Global FDG	5.125% 10 Apr 2013	—	352,488
Mid St TR IV	8.33% 01 Apr 2030	—	376,208
MidAmerican FDG	6.75% 01 Mar 2011	—	444,054
ML CFC Coml Mtg	1.0% 12 Jun 2046	—	406,366
ML CFC Coml Mtg	5.7% 12 Sep 2049	—	754,693
ML CFC Coml Mtg	1.0% 12 Feb 2039	—	2,901,077
Mohawk Corp	1.0% 15 Jan 2016	—	403,511
Morgan Stanley	5.45% 09 Jan 2017	—	116,542
Morgan Stanley	5.45% 09 Jan 2017	—	314,156
Morgan Stanley	5.95% 28 Dec 2017	—	718,596
Morgan Stanley	5.95% 28 Dec 2017	—	770,293
Morgan Stanley	5.5% 24 Jul 2020	—	863,863
Morgan Stanley	3.45% 02 Nov 2015	—	643,112
Morgan Stanley	1.0% 15 Oct 2015	—	1,282,713

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Morgan Stanley Cap I	1.0% 11 Jun 2042	—	445,717
Morgan Stanley Cap I	1.0% 11 Jun 2042	—	562,452
Morgan Stanley Cap I	5.569% 15 Dec 2044	—	617,076
Morgan Stanley Cap I	1.0% 12 Aug 2041	—	687,501
Morgan Stanley Cap I	1.0% 11 Jun 2042	—	705,719
Morgan Stanley Cap I	4.989% 13 Aug 2042	—	1,086,498
Morgan Stanley Cap I	4.89% 12 Jun 2047	—	1,293,469
Morgan Stanley Capitol	5.325% 15 Dec 2043	—	258,190
Morgan Stanley Group	6.25% 28 Aug 2017	—	105,264
Morgan Stanley Group	6.625% 01 Apr 2018	—	1,378,092
Morgan Stanley Group Inc	5.55% 27 Apr 2017	—	208,706
Morgan Stanley Group Inc	6.75% 15 Apr 2011	—	367,608
Nabors Industries	9.25% 15 Jan 2019	—	435,950
National Grid PLC	6.3% 01 Aug 2016	—	557,823
Nationwide Health PPTYS	6.5% 15 Jul 2011	—	316,270
Natl City Bank	6.25% 15 Mar 2011	—	276,477
NBC Universal	3.65% 30 Apr 2015	—	405,949
Nevada PWR Co	6.5% 01 Aug 2018	—	282,085
New York Life	3.0% 04 May 2015	—	478,808
Newell Rubbermaid Inc	5.5% 15 Apr 2013	—	157,725
News Amer Hldgs	9.25% 01 Feb 2013	—	230,882
News Amer Hldgs	7.7% 30 Oct 2025	—	436,951
News Amer Inc	6.4% 15 Dec 2035	—	89,245
News Amer Inc	6.65% 15 Nov 2037	—	427,538
NGN 2010 C1	2.9% 29 Oct 2020	—	674,600
NGN 2010 R1	1.0% 07 Oct 2020	—	1,364,054
NGN 2010 R3	1.0% 08 Dec 2020	—	3,591,719
Niagara Mohawk PWR	3.553% 01 Oct 2014	—	380,796
Nisource Fin Corp	5.25% 15 Sep 2017	—	359,300
Nisource Fin Corp	6.8% 15 Jan 2019	—	418,344
Nisource Finance Corp	6.125% 01 Mar 2022	—	384,318
Nissan Auto Receivables	5.05% 17 Nov 2014	—	281,556
Noble Energy	8.25% 01 Mar 2019	—	423,735
Noble Holding Intl	4.9% 01 Aug 2020	—	37,405
Norfolk Southern Corp	6.75% 15 Feb 2011	—	142,492
Norfolk Southern Corp	5.75% 01 Apr 2018	—	215,185
Orange & Rockland Utils	2.5% 15 Aug 2015	—	1,627,079
Orix Corp	4.710% 27 Apr 2015	—	383,006
Owens Corning	6.5% 01 Dec 2016	—	216,316
Packaging Corp	5.75% 01 Aug 2013	—	36,679
Penny JC Inc.	7.95% 01 Apr 2017	—	250,318
Petro CDA	9.25% 15 Oct 2021	—	606,846
Petrobras Intl Fin	5.75% 20 Jan 2020	—	608,367
Petrobras Intl Fin	5.75% 20 Jan 2020	—	836,504
Petronas Capital Ltd	5.25% 12 Aug 2019	—	414,914
Philip Morris Intl	5.65% 16 May 2018	—	727,158
Plains All Amer Pipeline	5.75% 15 Jan 2020	—	447,581
Principal Financial Group	7.875% 15 May 2014	—	320,862
Principal Financial Group	7.875% 15 May 2014	—	928,810

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Prudential Financial	5.1% 14 Dec 2011	—	101,997
Prudential Financial	4.75% 17 Sep 2015	—	573,813
Prudential Finl Inc	5.15% 15 Jan 2013	—	208,462
Prudential Finl Inc	7.375% 15 Jun 2019	—	397,507
Questar Corp	2.75% 01 Feb 2016	—	533,330
Qwest Corp	8.875% 15 Mar 2012	—	137,362
Qwest Corp	7.5% 01 Oct 2014	—	339,295
Raytheon Corp	3.125% 15 Oct 2020	—	860,546
Reed Elsevier Capital	8.625% 15 Jan 2019	—	192,579
Reed Elsevier Capital	8.625% 15 Jan 2019	—	770,317
Regency Centers LP	5.25% 01 Aug 2015	—	62,202
Regency Centers LP	5.875% 15 Jun 2017	—	151,094
RenaissanceHome Equity	1.0% 25 Nov 2034	—	275,947
Republic Services	5.0% 01 Mar 2020	—	366,065
Republic Svcs Inc	6.75% 51 Aug 2011	—	342,994
Residential Asset Sec Mtg	1.0% 25 May 2033	—	9,617
Reynolds American Inc	7.25% 01 Jun 2012	—	109,725
Reynolds American Inc	7.625% 01 Jun 2016	—	340,729
Rio Tinto Fin USA	6.5% 15 Jul 2018	—	643,705
Rowan Companies	5.0% 01 Sep 2017	—	349,938
Royal Bk Scotland	4.875% 16 Mar 2015	—	769,718
Royal BK Scotland Group	5.0% 01 Oct 2014	—	564,045
Royal Bk Scotland PLC	5.0% 01 Oct 2014	—	338,427
Royal Bk Scotland PLC	2.625% 11 May 2012	—	780,276
Royal Bk Scotland PLC	1.45% 20 Oct 2011	—	1,174,350
RPM International Inc	6.125% 15 Oct 2019	—	384,681
RSHB Cap SA	7.75% 29 May 2018	—	386,117
Ryder Svs Inc	7.2% 01 Sep 2015	—	166,997
Salomon Bros Mtg Secs	1.0% 25 Jan 2033	—	211,161
Saxon Asset Secs	1.0% 25 Aug 2032	—	901
SCSLC 2010	1.0% 25 Jul 2025	—	2,163,276
Sempra Energy	6.5% 01 Jun 2016	—	334,671
Simon Property Group	4.2% 01 Feb 2015	—	659,076
Simon Property Group	4.375% 01 Mar 2021	—	502,181
SLH Open Position Net Asset	0.01% 31 Dec 2060	—	1,092
SLM Corp	5.0% 01 Oct 2013	—	97,976
SLM Corp	5.125% 27 Aug 2012	—	179,552
SLM Corp	8.45% 15 Jun 2018	—	406,279
SLM Corp	5.375% 15 Jan 2013	—	408,665
Snap On Inc	4.25% 15 Jan 2018	—	313,950
Societe Generale	2.5% 15 Jan 2014	—	473,475
Southern CA Edison	5.75% 15 Mar 2014	—	474,440
Southern CA Edison	5.75% 15 Mar 2014	—	741,654
Southern Co	1.0% 21 Oct 2011	—	597,996
Southwest Airlines	5.75% 15 Dec 2016	—	155,189
Southwest Airlines	5.25% 01 Oct 2014	—	190,141
Southwest Elec PWR Co	5.875% 01 Mar 2018	—	815,469
Sovereign BK	5.125% 15 Mar 2013	—	346,178
Spectra Energy Capital	8.0% 01 Oct 2019	—	416,682

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

Sprint Capital Corp	6.875% 15 Nov 2028	—	196,668
Staples Inc	9.75% 15 Jan 2014	—	325,671
Statoil ASA	3.125% 17 Aug 2017	—	1,645,077
Steel Capital	9.75% 29 Jul 2013	—	152,382
Swaption 317U374B6	IRO USD 10Y	—	(1,399)
Swaption 317U428B2	IRO USD 10Y	—	(67)
Talisman Energy Inc	5.85% 01 Feb 2037	—	49,179
Talisman Energy Inc	7.75% 1 Jun 2019	—	150,805
Talisman Energy Inc	6.25% 01 Feb 2038	—	245,270
Teck Resources Limited	10.75% 15 May 2019	—	743,185
Teco Finance Inc	4.0% 15 Mar 2016	—	488,257
Telecom Italia Cap	5.25% 15 Nov 2013	—	305,426
Telecom Italia Capital	6.175% 18 Jun 2014	—	337,758
Telecom Italia Capital	4.95% 30 Sep 2014	—	720,876
Telefonica Emisiones	7.045% 20 Jun 2036	—	129,984
Telefonica Emisiones	4.949% 15 Jan 2015	—	693,291
Thomson Reuters Corp	5.95% 15 Jul 2013	—	743,107
TIAAS 2007 C4	1.0% 15 Aug 2039	—	225,584
Time Warner Cable	5.0% 01 Feb 2020	—	316,798
Time Warner Cable	7.5% 01 Apr 2014	—	381,037
Time Warner Cable Inc	5.85% 01 May 2017	—	196,271
Time Warner Cable Inc	6.75% 01 Jul 2018	—	285,924
Time Warner Inc	4.7% 15 Jan 2021	—	422,870
Time Warner Inc	5.875% 15 Nov 2016	—	463,268
Time Warner Inc	4.7% 15 Jan 2021	—	492,519
Time Warner Inc	8.25% 14 Feb 2014	—	714,629
Toll Bros Fin Corp	6.875% 15 Nov 2012	—	10,351
Total Capital SA	3.0% 24 Jun 2015	—	778,227
Total Capital SA	3.0% 24 Jun 2015	—	1,396,817
Trans Canada Pipelines	3.4% 01 Jun 2015	—	294,439
Transcapital Invest Ltd	8.7% 07 Aug 2018	—	483,979
Travelers Cos	5.75% 15 Dec 2017	—	402,020
TXU Australia Hldgs	6.15% 15 Nov 2013	—	265,281
Tyco International	4.125% 15 Oct 2014	—	352,324
Tyco Intl	8.5% 15 Jan 2019	—	200,135
UBS AG Stamford	4.875% 04 Aug 2020	—	392,700
UBS AG Stamford	5.875% 20 Dec 2017	—	537,393
UBS AG Stamford	5.875% 15 Jul 2016	—	562,595
UBS AG Stamford	1.0% 23 Feb 2012	—	985,477
UFJ Fin Aruba	6.75% 15 Jul 2013	—	168,906
Unicredit Luxembourg	6.0% 31 Oct 2017	—	219,797
Union BK Calif	5.95% 11 May 2016	—	301,648
Union Elec Co	6.7% 01 Feb 2019	—	45,565
Union Pac Corp	5.45% 31 Jan 2013	—	480,284
Union Pac Corp	5.75% 15 Nov 2017	—	762,585
United Health Group	5.25% 15 Mar 2011	—	369,567
United Health Group	6.0% 15 Feb 2018	—	332,790
Universal Health Svcs	7.125% 30 Jun 2016	—	291,358
Unum Group	5.625% 15 Sep 2020	—	372,745

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

US Cellular Corp	6.7% 15 Dec 2033	—	384,445
Valero Energy	6.125% 01 Feb 2020	—	121,433
Valero Energy	6.875% 15 Apr 2012	—	327,585
Valero Energy	9.375% 15 Mar 2019	—	812,723
Valero Energy	6.125% 01 Feb 2020	—	394,396
Veolia Environment	6.0% 01 Jun 2018	—	257,203
Verizon Communications	6.35% 01 Apr 2019	—	208,657
Verizon Global FDG Corp	6.875% 15 Jun 2012	—	418,339
Viacom Inc	5.625% 15 Sep 2019	—	526,598
Virginia Elec & Pwr Co	5.4% 30 Apr 2018	—	174,285
Virginia Elec & Pwr Co	5.1% 30 Nov 2012	—	315,084
Virginia Elec & Pwr Co	5.95% 15 Sep 2017	—	393,155
Virginia Elec & Pwr Co	5.1% 30 Nov 2012	—	703,688
VNO 2010 VNO	2.969% 13 Sep 2028	—	391,619
Vodafone Group PLC	5.5% 15 Jun 2011	—	279,582
Vodafone Group PLC	5.35% 27 Feb 2012	—	650,678
Vulcan Matls Co	5.6% 30 Nov 2012	—	330,625
Wachovia Bk	1.0% 15 Mar 2016	—	274,652
Wachovia Bk	4.8% 01 Nov 2014	—	415,604
Wachovia Bk Coml Mtg	5.509% 15 Apr 2047	—	737,303
Wachovia Bk Coml Mtg	1.0% 15 Jun 2049	—	743,118
Wachovia Bk Coml Mtg	1.0% 15 Jul 2045	—	762,154
Wachovia Corp	4.875% 15 Feb 2014	—	113,202
Wachovia Corp	5.35% 15 Mar 2011	—	295,975
Wachovia Corp	5.5% 01 May 2013	—	356,246
Walt Disney Co	5.7% 15 Jul 2011	—	974,646
WAMU Mtg	1.0% 25 Oct 2045	—	21,830
Waste Management Inc	6.375% 11 Mar 2015	—	239,177
Waste Mgmt Inc	7.375% 15 May 2029	—	56,510
Waste Mgmt Inc	7.375% 11 Mar 2019	—	360,678
Waste Mgmt Inc	4.75% 30 Jun 2020	—	420,833
Weatherford Intl Ltd	6.0% 15 Mar 2018	—	57,851
Weatherford Intl Ltd	5.15% 15 Mar 2013	—	134,756
WellPoint Inc	5.875% 15 Jun 2017	—	38,232
WellPoint Inc	7.0% 15 Feb 2019	—	97,778
WellPoint Inc	4.35% 15 Aug 2020	—	392,695
Wellpoint Inc	6.0% 15 Feb 2014	—	776,586
Wellpoint Inc	4.35% 15 Aug 2020	—	838,719
Wells Fargo & Company	4.95% 16 Oct 2013	—	313,984
Wells Fargo & Company	5.625% 11 Dec 2017	—	411,150
Wells Fargo Bank	3.625% 15 Apr 2015	—	481,334
Wells Fargo Bank	4.75% 09 Feb 2015	—	518,362
Williams Cos Inc	7.875% 01 Sep 2021	—	228,386
Willis North Amer Inc	7.0% 29 Sep 2019	—	188,429
Willis North Amer Inc	6.2% 28 Mar 2017	—	316,310
Willis North America Inc	7.0% 29 Sep 2019	—	81,483
World Savings Bank	1.0% 22 Mar 2011	—	1,172,861
WPP Fin UK	5.875% 15 Jun 2014	—	184,770
Wyndham Worldwide Corp	6.0% 01 Dec 2016	—	419,270

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2010

	Xerox Corp	5.5% 15 May 2012	—	129,021
	Xerox Corp	5.65% 15 May 2013	—	190,653
	Xerox Corp	8.25% 15 May 2014	—	250,953
	Xerox Corp	6.4% 15 Mar 2016	—	323,102
	Xerox Corp	8.25% 15 May 2014	—	353,615
	Xerox Corp	4.25% 15 Feb 2015	—	792,469
	XL Cap Ltd	5.25% 15 Sep 2014	—	337,324
	XTO Energy Inc	4.9% 01 Feb 2014	—	749,570

				264,680,103

	Benefit Responsive Interest Rate Wrapper Contracts

*	Aegon Institutional Markets	Open Ended Maturity	—	488,224
*	Bank of America NT & SA	Open Ended Maturity	—	1,145,889

				1,634,113

	Synthetic Guaranteed Investment Contracts (contract value equals $674,792,058)			$724,395,514

Commingled Investments:

*	Daily EAFE Fund	Commingled Investments	—	94,566,853
*	S&P 500 Flagship Fund	Commingled Investments	—	176,772,488
*	US Small CAP Index Futures FD CMT4	Commingled Investments	—	88,012,801

	Commingled Investments			$359,352,142

Registered Investment Companies:

	Aberdeen Asia Pacific Income Fd Inc	Registered Investment Company	—	26,346
	Acadian Emerging Markets Port Instl	Registered Investment Company	—	7,765
	Aegis Value Fund Inc	Registered Investment Company	—	4,068
	Aim European Growth Investors	Registered Investment Company	—	800
*	AllianceBernstein Greater China 97-Adv	Registered Investment Company	—	45,845
	Allianz Nfj Large Cap Value Instl	Registered Investment Company	—	235
	Amana Mutual Fund Trust Income	Registered Investment Company	—	13,102
	Amer Century Target Maturities Tr 2020	Registered Investment Company	—	12,830
	American Capital Income Builder Cl F	Registered Investment Company	—	21,319
	American Capital Income Builder Cl R2	Registered Investment Company	—	15,254
	American Capital World Gr & Inc R2	Registered Investment Company	—	11,405
	American Capital World Grth & Inc A	Registered Investment Company	—	8,649
	American Capital World Grwth & Inc F1	Registered Investment Company	—	12,074
	American Capital World Grwth & Inc R5	Registered Investment Company	—	14,152
	American Century Equity Income	Registered Investment Company	—	17,528
	American Europacific Growth Class A	Registered Investment Company	—	22,362
	American Europacific Growth Class F	Registered Investment Company	—	62,766
	American Fundamental Investors Cl F	Registered Investment Company	—	15,270
	American Growth Fund of America Cl R5	Registered Investment Company	—	10,849
	American High-Income Class F	Registered Investment Company	—	11,258

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

American Income Fund of America Class F	Registered Investment Company	—	11,992
American Investment Co of America R5	Registered Investment Company	—	14,164
American Investmnt Co of America Cl A	Registered Investment Company	—	14,526
American New Perspective Class A	Registered Investment Company	—	18,971
American New Perspective R2	Registered Investment Company	—	6,679
American New World Fund Class A	Registered Investment Company	—	9,221
American New World Fund R2	Registered Investment Company	—	26,163
American Smallcap World Class F1	Registered Investment Company	—	10,790
American Washington Mutual Invest R5	Registered Investment Company	—	10,725
Ariel Appreciation	Registered Investment Company	—	18,255
Ariel Growth Class A	Registered Investment Company	—	25,775
Arrow Dwa Balanced Fund Class C	Registered Investment Company	—	14,666
Artio International Equity Fund II CL A	Registered Investment Company	—	2,168
Artisan Internat’l	Registered Investment Company	—	13,015
Artisan Intl Value Fund	Registered Investment Company	—	17,376
Barclays Bk Plc Ipath Etns Lkd Msci India	Registered Investment Company	—	12,426
Barclays Bk Plc Ipath Index Lkd Secs	Registered Investment Company	—	13,066
Barclays Bk Plc Ipath Index Lkd Secs	Registered Investment Company	—	4,098
Baron Asset	Registered Investment Company	—	5,579
Baron Partners Fund	Registered Investment Company	—	28,406
Blackrock Internat’L Opport Class C	Registered Investment Company	—	18,940
Blackrock Latin America Fd Cl C	Registered Investment Company	—	10,978
Bldrs Emerging Mkts 50 Adr Index Fd	Registered Investment Company	—	14,445
Brandywine Blue	Registered Investment Company	—	20,959
Bridgeway Aggressive Investor 1	Registered Investment Company	—	693
Bridgeway Aggressive Investor 2	Registered Investment Company	—	128,693
Bridgeway Small Cap Growth Cl N	Registered Investment Company	—	14,698
Brown Capital Mgmt Small Company Inst.	Registered Investment Company	—	16,873
Buffalo Mid Cap Fund	Registered Investment Company	—	6,151
Buffalo Small Cap Growth	Registered Investment Company	—	25,080
Calamos Growth Class A	Registered Investment Company	—	59,621
Calamos Growth Fund Class C	Registered Investment Company	—	73,285
California Invst Tr S & P Mid Cap	Registered Investment Company	—	10,675
China Fd Inc	Registered Investment Company	—	4,095
Claymore Exchange Traded Fd Tr Bny Bric Ptf	Registered Investment Company	—	13,842
Clipper	Registered Investment Company	—	8,132
Cohen & Steers Realty Shares	Registered Investment Company	—	10,331
Columbia Acorn Class Z N/C	Registered Investment Company	—	3,847
Columbia Marsico Intl Opp Prim Z	Registered Investment Company	—	4,596
Columbia Mid Cap Value Primary Z	Registered Investment Company	—	3,298
Columbia Real Estate Equity Cl Z	Registered Investment Company	—	49,034
Columbia Value and Restructuring Cl Z	Registered Investment Company	—	91,191
CRM Mid Cap Value Investor Shares	Registered Investment Company	—	21,780
CRM Mid-Cap Value Fd-Institutional	Registered Investment Company	—	8,014
Delaware Smid Cap Growth Class I	Registered Investment Company	—	29,706
Direxion Latin America Bull 2X Inv	Registered Investment Company	—	1
Direxion Shs ETF Tr Daily Finl Bear	Registered Investment Company	—	3,308
Direxion Shs ETF Tr Daily Semiconductor	Registered Investment Company	—	39,992
Direxion Shs ETF Tr Daily Technology Bear	Registered Investment Company	—	5,858

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

Dodge & Cox Global Stock Fund	Registered Investment Company	—	15,040
Dodge & Cox Income	Registered Investment Company	—	90,694
Dodge & Cox Internatl Stock Fund	Registered Investment Company	—	119,948
Dodge & Cox Stock	Registered Investment Company	—	126,504
Dreyfus Bond Market Index Class R	Registered Investment Company	—	46,012
Dreyfus Inter-Term Inc Cl I	Registered Investment Company	—	4,354
Dreyfus Midcap Value Fund	Registered Investment Company	—	10,940
Dreyfus Premier Greater China Cl A	Registered Investment Company	—	12,403
Dreyfus Premier Greater China Cl R	Registered Investment Company	—	25,717
Driehaus Internatl Discovery	Registered Investment Company	—	7,207
Eaton Vance Ltd Duration Income Fd	Registered Investment Company	—	8,025
Eaton Vance Worldwide Health Sciences Class A	Registered Investment Company	—	1,870
Fairholme Fund	Registered Investment Company	—	141,162
Fam Value	Registered Investment Company	—	60,715
FBR Small Cap Class A N/C	Registered Investment Company	—	2,657
Federated Prudent Bear Fund Class A	Registered Investment Company	—	1,436
Fidelity Advisor Fl Rate High Inc Cl I	Registered Investment Company	—	18,937
Fidelity Blue Chip Growth	Registered Investment Company	—	1,997
Fidelity Canada	Registered Investment Company	—	29,454
Fidelity Capital & Income	Registered Investment Company	—	39,309
Fidelity Capital Appreciation	Registered Investment Company	—	15,336
Fidelity China Region	Registered Investment Company	—	6,768
Fidelity Contrafund	Registered Investment Company	—	148,147
Fidelity Diversified International	Registered Investment Company	—	60,234
Fidelity Dividend Growth	Registered Investment Company	—	23,227
Fidelity Emerging Markets	Registered Investment Company	—	23,540
Fidelity Europe Capital Appreciation	Registered Investment Company	—	9,009
Fidelity Four-In-One Index	Registered Investment Company	—	10,198
Fidelity Freedom 2025	Registered Investment Company	—	6,395
Fidelity High Income	Registered Investment Company	—	48,187
Fidelity Internat’l Real Estate Fund	Registered Investment Company	—	13,612
Fidelity Int’l Discovery	Registered Investment Company	—	75,076
Fidelity Intl Small Cap Opp Fund	Registered Investment Company	—	9,420
Fidelity Large Capital Stock	Registered Investment Company	—	2,766
Fidelity Latin America	Registered Investment Company	—	47,416
Fidelity Leveraged Company Stock	Registered Investment Company	—	26,924
Fidelity Low Priced Stock	Registered Investment Company	—	35,505
Fidelity Mid Cap Growth	Registered Investment Company	—	9,675
Fidelity New Markets Income	Registered Investment Company	—	16,833
Fidelity Real Estate Investment	Registered Investment Company	—	2,754
Fidelity Select Brokerage & Invs Mgt	Registered Investment Company	—	7,009
Fidelity Select Chemicals	Registered Investment Company	—	7,451
Fidelity Select Energy Service	Registered Investment Company	—	8,399
Fidelity Select Natural Resources	Registered Investment Company	—	24,282
Fidelity Select Technology	Registered Investment Company	—	2,733
Fidelity Select Transport	Registered Investment Company	—	8,096
Fidelity Small Cap Stock	Registered Investment Company	—	7,978
Fidelity Small Cap Value	Registered Investment Company	—	3,197
Fidelity Southeast Asia	Registered Investment Company	—	16,950

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

	Fidelity Strategic Income	Registered Investment Company	—	14,742
	Fidelity Strategic Real Return	Registered Investment Company	—	6,136
	Fidelity US Bond Index	Registered Investment Company	—	8,080
	Fidelity Value	Registered Investment Company	—	8,336
	First Eagle Global Class C	Registered Investment Company	—	8,338
	First Tr Exchange Traded Fd	Registered Investment Company	—	13,728
	FMI Large Cap Fund	Registered Investment Company	—	5,757
	Forward Global Emerg Markets Instl Cl	Registered Investment Company	—	1,495
	Forward Internationl Equity Fund	Registered Investment Company	—	42,349
	Franklin Global Real Estate Adv Cl	Registered Investment Company	—	6,007
	Franklin Strategic Income Class A	Registered Investment Company	—	14,484
	Franklin Temp Mutual Series Class R	Registered Investment Company	—	16,239
	Fundamental Investors	Registered Investment Company	—	39,607
	FundX Aggressive Upgrader Fund	Registered Investment Company	—	7,630
	Fundx ETF Upgrader Fund	Registered Investment Company	—	1,640
	FundX Upgrader Fund	Registered Investment Company	—	35,991
	Gabelli Equity Income Fund	Registered Investment Company	—	13,531
	Gabelli Utilities Fund Class C	Registered Investment Company	—	9,004
	Gamco Growth Fund	Registered Investment Company	—	10,066
	Gamco Westwood Equity Fd	Registered Investment Company	—	97,559
	Goldman Sachs Asset Alloc Growth Strat C	Registered Investment Company	—	13,860
	Greenspring Fund	Registered Investment Company	—	18,098
	Growth Fund Of America	Registered Investment Company	—	8,899
	Hancock Horizon Burkenroad Fund Cl D	Registered Investment Company	—	85,788
	Hancock John Pfd Equity Income Fd Sh Ben Int	Registered Investment Company	—	3,736
	Harbor Bond Inst.	Registered Investment Company	—	191,901
	Harbor International	Registered Investment Company	—	117,803
	Harbor International Investor Shares	Registered Investment Company	—	54,288
	Heartland Value	Registered Investment Company	—	21,051
	Hussman Strategic Growth	Registered Investment Company	—	18,802
	Hussman Strategic Total Return	Registered Investment Company	—	30,451
	ICON Energy	Registered Investment Company	—	16,974
	ICON Healthcare	Registered Investment Company	—	7,520
	ICON Materials	Registered Investment Company	—	4,712
*	ING Prime Rate Tr Sh Ben Int	Registered Investment Company	—	6,632
	Invesco Small Companies Cl Y	Registered Investment Company	—	16,950
	Invesco Van Kampen Equity And Income C	Registered Investment Company	—	17,196
	iShares Barclays 1-3 Year Treasury Bd Fd	Registered Investment Company	—	18,743
	iShares Barclays US Aggregate Bd Fd	Registered Investment Company	—	35,832
	iShares Comex Gold Trust iShares Etf	Registered Investment Company	—	556
	iShares Iboxx $Investop Investment	Registered Investment Company	—	34,229
	iShares Inc Msci Australia Index Fund	Registered Investment Company	—	17,363
	iShares Inc Msci Brazil Free Index Fu Nd	Registered Investment Company	—	47,112
	iShares Inc Msci Bric Index Fd	Registered Investment Company	—	27,800
	iShares Inc Msci Chile Index Fund	Registered Investment Company	—	23,880
	iShares Inc Msci Hong Kong Index Fd	Registered Investment Company	—	10,406
	iShares Inc Msci Malaysia Free Index Fd	Registered Investment Company	—	12,367
	iShares Inc Msci Pacific Ex Japan Index Fd	Registered Investment Company	—	50,381
	iShares Inc Msci Singapore Index Fd	Registered Investment Company	—	48,100

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

iShares Inc Msci Switzerland Index Fd	Registered Investment Company	—	5,016
iShares Inc Msci Taiwan Index Fd	Registered Investment Company	—	7,810
iShares Inc Msci Turkey Index Fd	Registered Investment Company	—	6,653
iShares S&P Gsti Software Index Fund	Registered Investment Company	—	19,863
iShares S&P North American Index Fd	Registered Investment Company	—	10,214
iShares Silver Tr iShares	Registered Investment Company	—	73,036
iShares Tr Cohen & Steers Realty Majors Index Fd	Registered Investment Company	—	39,156
iShares Tr Dow Jones US Energy Sector Index Fd	Registered Investment Company	—	7,792
iShares Tr Dow Jones US Finl Svcs Index Fd	Registered Investment Company	—	11,514
iShares Tr Dow Jones US Healthcare Sector	Registered Investment Company	—	6,537
iShares Tr Dow Jones Select Divid Index Fd	Registered Investment Company	—	7,479
iShares Tr Dow Jones US Basic Materials Sector	Registered Investment Company	—	37,955
iShares Tr Dow Jones US Consumer Goods	Registered Investment Company	—	25,820
iShares Tr Dow Jones US Aerospace & Def Index Fd	Registered Investment Company	—	11,770
iShares Tr Dow Jones US Broker Dealers Index Fd	Registered Investment Company	—	5,804
iShares Tr Dow Jones US Medical Devices Index Fd	Registered Investment Company	—	11,782
iShares Tr Dow Jones US Oil & Gas Expl Prod	Registered Investment Company	—	34,123
iShares Tr Dow Jones US Technology Sector	Registered Investment Company	—	19,314
iShares Tr Ftse Nareit Mtg Plus Capped Index Fd	Registered Investment Company	—	6,625
iShares Tr Ftse Xinhua Hk China 25 Index Fd	Registered Investment Company	—	6,464
iShares Tr Msci Eafe Index Fd	Registered Investment Company	—	29,383
iShares Tr Msci Emerging Mkts Index Fd	Registered Investment Company	—	118,251
iShares Tr Nasdaq Biotechnology Index Fd	Registered Investment Company	—	18,684
iShares Tr Russell 1000 Growth Index Fd	Registered Investment Company	—	26,296
iShares Tr Russell 1000 Index Fd	Registered Investment Company	—	34,930
iShares Tr Russell 1000 Value Index Fd	Registered Investment Company	—	23,861
iShares Tr Russell 2000 Value Index Fd	Registered Investment Company	—	10,664
iShares Tr Russell Midcap Value Index Fd	Registered Investment Company	—	11,253
iShares Tr S&P 500 Index Fd	Registered Investment Company	—	56,566
iShares Tr S&P 500/Value Index Fd	Registered Investment Company	—	17,989
iShares Tr S&P Latin Amer 40 Index Fd	Registered Investment Company	—	63,929
iShares Tr S&P Micap 400/Growth Index Fund	Registered Investment Company	—	20,181
iShares Tr S&P Midcap 400 Index Fd	Registered Investment Company	—	45,345
iShares Tr S&P Midcap 400/Value Index Fd	Registered Investment Company	—	66,387
iShares Tr S&P US Pfd Stk Index Fd	Registered Investment Company	—	1,940
iShares Tr US Treas Inflation Protected Secs Fd	Registered Investment Company	—	140,096
iShares Trust S&P Smallcap 600 Index Fd	Registered Investment Company	—	51,064
IVA International Fund Cl A	Registered Investment Company	—	8,672
Ivy Asset Strategy Cl Y	Registered Investment Company	—	14,733
Ivy Global Nat Resources Cl Y	Registered Investment Company	—	1,380
Ivy Global Natural Resources Class C	Registered Investment Company	—	31,208
Janus Balanced	Registered Investment Company	—	57,150
Janus Enterprise	Registered Investment Company	—	2,383
Janus Mercury	Registered Investment Company	—	10,756
Janus Orion Fund	Registered Investment Company	—	8,060
Janus Overseas	Registered Investment Company	—	87,652
Janus Triton Fund Class T Shares	Registered Investment Company	—	37,395
John Hancock Patriot Prem Divid Fd Ii	Registered Investment Company	—	8,670
JP Morgan Mid Cap Value Instl	Registered Investment Company	—	331

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

	JP Morgan Small Cap Equity Fnd Select Cl	Registered Investment Company	—	17,905
	Kinetics Small Cap Opportunities	Registered Investment Company	—	11,480
	Korea Equity Fd Inc	Registered Investment Company	—	2,456
	Laudus International Marketmasters Inv Cl	Registered Investment Company	—	26,132
	Laudus Intl Market Masters Fund Sel Shr	Registered Investment Company	—	51,187
	Liberty All Star Equity Fd Sbi	Registered Investment Company	—	108
*	Loomis Sayles Bond Retail Shares	Registered Investment Company	—	2,533
*	Loomis Sayles Global Bond Retail	Registered Investment Company	—	10,104
	Lord Abbett Short Duration Income Cl A	Registered Investment Company	—	35,530
	Managers Fremont Micro-Cap Fund N/C	Registered Investment Company	—	19,967
	Managers Intermediat Duration Government	Registered Investment Company	—	21,680
	Manning & Napier Equity Series	Registered Investment Company	—	84,712
	Manning & Napier Pro Blend Max Term Ser	Registered Investment Company	—	918
	Market Vectors Etf Tr Agribusiness Etf	Registered Investment Company	—	21,449
	Market Vectors Etf Tr Nuclear Energy Etf	Registered Investment Company	—	13,451
	Marshall Mid Cap Value Cl Y	Registered Investment Company	—	5,182
	Marsico 21St Century Fund	Registered Investment Company	—	46,458
	Marsico Focus	Registered Investment Company	—	19,322
	Marsico Internat’L Opportunities	Registered Investment Company	—	28,369
	Masters Select Equity	Registered Investment Company	—	63,764
	Matthews Asia Dividend Fund	Registered Investment Company	—	22,799
	Matthews Dragon Century China	Registered Investment Company	—	4,635
	Matthews India Fund	Registered Investment Company	—	26,818
	Matthews Pacific Tiger	Registered Investment Company	—	35,080
	Meridian Fund	Registered Investment Company	—	42,696
	Meridian Value Fund	Registered Investment Company	—	6,249
	Metropolitan West Tot Return Bond Cl M	Registered Investment Company	—	1,007
	Morgan Stanley China A Share Fund Inc	Registered Investment Company	—	3,254
	Nasdaq Prem Income & Growth Fd Inc	Registered Investment Company	—	7,729
	Needham Growth Fund	Registered Investment Company	—	1,347
	Neuberger Berman Genesis Trust Class	Registered Investment Company	—	3,528
	Neuberger Berman Int’L Trust Class	Registered Investment Company	—	11,396
	Neuberger Berman Partners Investor	Registered Investment Company	—	15,543
	Neuberger Berman Real Estate Trust Cl	Registered Investment Company	—	15,994
	New Alternatives Fd	Registered Investment Company	—	17,137
	Nuveen Quality Pfd Income Fd 2	Registered Investment Company	—	122,450
	Oakmark Equity & Income Fd	Registered Investment Company	—	225,056
	Oakmark Fund	Registered Investment Company	—	70,544
	Oakmark Internat’l Small Cap	Registered Investment Company	—	25,024
	Oakmark Internat’l Small Cap	Registered Investment Company	—	7,724
	Oil Svc Holdrs Tr Oil Svc Holders Depositary Rcpt	Registered Investment Company	—	42,159
	Oppenheimer Dev Markets Cl N	Registered Investment Company	—	8,685
	Permanent Portfolio Family Of Fds	Registered Investment Company	—	104,995
*	Pimco All Asset Fund Class D	Registered Investment Company	—	18,865
*	Pimco Emerging Markets Bond Fund D	Registered Investment Company	—	15,682
*	Pimco Investment Grade Corp Bond Cl D	Registered Investment Company	—	40,034
*	Pimco Real Return Class D	Registered Investment Company	—	44,086
*	Pimco Stocks Plus Short Strategy Cl A	Registered Investment Company	—	17,747
*	Pimco Total Return Class A	Registered Investment Company	—	24,107

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

*	Pimco Total Return Class D	Registered Investment Company	—	16,526
	Powershares Db Commodity Index Tracking Fd	Registered Investment Company	—	2,810
	Powershares Db Multi Sector Commodity Tr	Registered Investment Company	—	9,772
	Powershares Db Multi Sector Commodity Tr	Registered Investment Company	—	20,459
	Powershares Db US Dlr Index Tr Powershares	Registered Investment Company	—	5,420
	Powershares Exchange Traded Fd Tr	Registered Investment Company	—	7,642
	Powershares Exchange Traded Fd	Registered Investment Company	—	35,220
	Powershares Exchange Traded Fd	Registered Investment Company	—	6,511
	Powershares Ftse Rafi Us 1000	Registered Investment Company	—	36,730
	Powershares Qqq Tr Unit Ser 1	Registered Investment Company	—	91,899
	Powerwave Technologies Inc.	Registered Investment Company	—	1,270
	Primecap Odyssey Aggressive Grwth Fd	Registered Investment Company	—	1,491
	Proshares Tr Ii Proshares Ultrashort Euro	Registered Investment Company	—	60,930
	Proshares Tr Ultra Qqq Proshares	Registered Investment Company	—	28,501
	Proshares Tr Ultra Short 100 Fd	Registered Investment Company	—	23,266
	Proshares Tr Ultra Short 500 Fd	Registered Investment Company	—	111,672
	Proshares Tr Ultrashort Real Estate New	Registered Investment Company	—	2,757
	Proshares Trust Ultra Financials	Registered Investment Company	—	28,014
	Proshares Ultra S&P 500 Proshares	Registered Investment Company	—	24,399
	Proshares Ultra Short Finls Proshares	Registered Investment Company	—	4,090
	Proshares Ultra Tech Proshares	Registered Investment Company	—	38,022
	Prudential Jennison Natural Resources R	Registered Investment Company	—	7,649
	Putnam High Income Conv & Bd Fd S B I	Registered Investment Company	—	20,950
	Rainier Small Mid Cap Equity	Registered Investment Company	—	6,924
	Reaves Util Income Fd Com Sh Ben Int	Registered Investment Company	—	150
	Rivernorth Core Oppportunity Fund	Registered Investment Company	—	21,059
	Royce Low Priced Stock Fund	Registered Investment Company	—	201,859
	Royce Microcap	Registered Investment Company	—	95,634
	Royce Opportunity Fund	Registered Investment Company	—	22,349
	Royce Pa Mutual	Registered Investment Company	—	162,270
	Royce Premier Series	Registered Investment Company	—	50,649
	Royce Special Equity	Registered Investment Company	—	18,279
	Royce Total Return Fund	Registered Investment Company	—	31,122
	Royce Value Plus Service Class	Registered Investment Company	—	5,105
	S &P 500 Depository Receipt	Registered Investment Company	—	121,704
	Schroder Emerging Market Equity Adv Cl	Registered Investment Company	—	56,109
	Schwab Fundamental Emg Mkts Index Instl	Registered Investment Company	—	6,610
	Scout International Fund	Registered Investment Company	—	998
	Sector Spdr Tr Shs Ben Int Consumer Services	Registered Investment Company	—	23,857
	Sector Spdr Tr Shs Ben Int Financial	Registered Investment Company	—	14,164
	Sector Spdr Tr Shs Ben Int Technology	Registered Investment Company	—	6,289
	Sector Spdr Tr Shs Ben Int Utilities	Registered Investment Company	—	20,051
	Select Energy	Registered Investment Company	—	11,669
	Select Medical Delivery	Registered Investment Company	—	42,854
	Select Natural Gas	Registered Investment Company	—	2,323
	Selected American Shares	Registered Investment Company	—	79,965
	Skyline Special Equities N/C	Registered Investment Company	—	7,469
	Sound Shore Fd Inc	Registered Investment Company	—	3,428
	Spartan 500 Index Fd Advantage Class	Registered Investment Company	—	94,586

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

	Spartan 500 Index Fd Investor Class	Registered Investment Company	—	2,104
	Spartan Total Market Index	Registered Investment Company	—	29,603
	Spdr Gold Tr Gold Shs	Registered Investment Company	—	432,945
	Spdr Index Shs Fds Dj Wilshire Intl Real Estate Etf	Registered Investment Company	—	15,029
	Spdr Ser Tr Dj Wilshire Large Growth Etf	Registered Investment Company	—	5,682
	Spdr Ser Tr Dj Wilshire Mid Cap Growth Etf	Registered Investment Company	—	7,515
	Spdr Ser Tr Dj Wilshire Reit Etf	Registered Investment Company	—	32,914
	Spdr Ser Tr Dow Jones Mid Cap Etf	Registered Investment Company	—	7,959
	Spdr Ser Tr Kbw Ins Etf	Registered Investment Company	—	5,377
	Spdr Ser Tr S&P Pharmaceuticals Etf	Registered Investment Company	—	7,098
	Spdr Ser Tr S&P Semiconductor Etf	Registered Investment Company	—	5,460
	Spdr Ser Tr Wells Fargo Pfd Stock Etf	Registered Investment Company	—	8,918
*	SSgA Emerging Markets	Registered Investment Company	—	72,991
*	SSgA International Stock Selection	Registered Investment Company	—	7,221
	T Rowe Price Cap Appreciation	Registered Investment Company	—	191,448
	T Rowe Price Corporate Income	Registered Investment Company	—	101,741
	T Rowe Price Emerg Euro & Mediterranean	Registered Investment Company	—	3,089
	T Rowe Price Emerging Mkts Stock	Registered Investment Company	—	127,645
	T Rowe Price Equity Income	Registered Investment Company	—	13,380
	T Rowe Price Growth Stock	Registered Investment Company	—	31,365
	T Rowe Price Growth Stock Advisor Cl	Registered Investment Company	—	2,723
	T Rowe Price Health Sciences	Registered Investment Company	—	15,056
	T Rowe Price International Bond	Registered Investment Company	—	15,986
	T Rowe Price Intl Discovery Fund	Registered Investment Company	—	77,189
	T Rowe Price Intl Emerging Market Bond	Registered Investment Company	—	7,002
	T Rowe Price Latin America Fund	Registered Investment Company	—	15,088
	T Rowe Price Media & Telecommunications	Registered Investment Company	—	2,800
	T Rowe Price Mid Cap Growth	Registered Investment Company	—	24,054
	T Rowe Price Mid Cap Value	Registered Investment Company	—	19,076
	T Rowe Price New Asia	Registered Investment Company	—	27,612
	T Rowe Price New Era	Registered Investment Company	—	3,163
	T Rowe Price New Horizons Fd Inc	Registered Investment Company	—	996
	T Rowe Price Ret 2040 Fd	Registered Investment Company	—	4,579
	T Rowe Price Ret. 2030 Fd	Registered Investment Company	—	5,924
	T Rowe Price Retirement 2025 Fd	Registered Investment Company	—	4,098
	T Rowe Price Rtmt 2015 Advisor Class	Registered Investment Company	—	21,238
	T Rowe Price Rtmt 2025 Fund Adv Shrs	Registered Investment Company	—	21,956
	T Rowe Price Rtmt Fund 2040 Adv Shrs	Registered Investment Company	—	4,620
	T Rowe Price Small Cap Value Fund	Registered Investment Company	—	2,500
	Target Moderate Allocation Cl C N/C	Registered Investment Company	—	15,853
	Target Retirement 2010 Fd	Registered Investment Company	—	8,197,147
	Target Retirement 2020 Fd	Registered Investment Company	—	20,010,640
	Target Retirement 2025 Fd	Registered Investment Company	—	21,798,927
	Target Retirement 2030 Fd	Registered Investment Company	—	22,312,309
	Target Retirement 2035 Fd	Registered Investment Company	—	23,671,397
	Target Retirement 2040 Fd	Registered Investment Company	—	18,056,498
	Target Retirement 2045 Fd	Registered Investment Company	—	15,408,471
	Target Retirement 2050 Fd	Registered Investment Company	—	12,484,914
	TCW Emerging Mkts Income Cl I	Registered Investment Company	—	4,998

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 36-0781620 and Plan Number 023 December 31, 2010	Schedule I

Templeton Emerging Mrtks Small Cap A	Registered Investment Company	—	6,749
Templeton Global Bond Class A	Registered Investment Company	—	3,609
The Contrarian Fund N/C	Registered Investment Company	—	21,724
Third Ave Small Cap Value Fd	Registered Investment Company	—	20,803
Third Avenue Real Estate Value	Registered Investment Company	—	6,215
Third Avenue Value	Registered Investment Company	—	21,466
Thompson Plumb Growth Fund	Registered Investment Company	—	265
Timothy Plan Conserv Growth Cl C	Registered Investment Company	—	18,919
Timothy Plan Fixed Income Class C	Registered Investment Company	—	3,860
Timothy Plan Strateg Ic Growth Cl C	Registered Investment Company	—	10,102
Tocqueville Fund	Registered Investment Company	—	10,863
Tocqueville Gold Fund	Registered Investment Company	—	27,094
Touchstone Sands Cap Sel Grwth Z	Registered Investment Company	—	20,945
Touchstone Small Cap Value Opport Cl Z	Registered Investment Company	—	9,206
Tweedy Brown Global Value Fund	Registered Investment Company	—	90,695
Undiscovered Mgrs Behavior Value Instl	Registered Investment Company	—	17,408
United Sts Nat Gas Fd Lp Unit	Registered Investment Company	—	110,253
US Global Region East European	Registered Investment Company	—	2,793
US Global Resources	Registered Investment Company	—	15,978
US World Precious Minerals	Registered Investment Company	—	1,112
Value Line Small Cap Growth	Registered Investment Company	—	25,197
Van Eck Global Hard Assets Class C	Registered Investment Company	—	10,876
Vangaurd Mid Cap Value Index Fd	Registered Investment Company	—	5,935
Vanguard Balanced Index	Registered Investment Company	—	6,312
Vanguard Chester Fds	Registered Investment Company	—	12,356,565
Target Retirement 2015 Fd	Registered Investment Company	—	17,840,168
Vanguard Developed Mrkts Index Inv	Registered Investment Company	—	18,313
Vanguard Emerging Mkts Vipers	Registered Investment Company	—	34,190
Vanguard Equity Income	Registered Investment Company	—	9,100
Vanguard Fixed Inc High Yield Corp	Registered Investment Company	—	5,372
Vanguard Global Equity	Registered Investment Company	—	20,184
Vanguard GNMA	Registered Investment Company	—	1,376
Vanguard Growth Index	Registered Investment Company	—	6,616
Vanguard Index Fds Mid-Cap Growth Index	Registered Investment Company	—	6,230
Vanguard Index Fds Vanguard Growth Vipers	Registered Investment Company	—	9,213
Vanguard Index Fds Vanguard Total Stk Mkt Etf	Registered Investment Company	—	13,122
Vanguard Index Trust S&P 500 Port	Registered Investment Company	—	268,951
Vanguard Index Trust Small Cap Growth	Registered Investment Company	—	52,660
Vanguard Inflation Protected Secs	Registered Investment Company	—	38,828
Vanguard Internatl Value Portfolio	Registered Investment Company	—	1,987
Vanguard Inter-Term Bond Index Port	Registered Investment Company	—	67,805
Vanguard Intl Equity European	Registered Investment Company	—	39,180
Vanguard Intl Equity Pacific	Registered Investment Company	—	28,317
Vanguard Long Term US Treasury	Registered Investment Company	—	16,876
Vanguard Mid Cap Index	Registered Investment Company	—	167,463
Vanguard Mid Cap Growth Fund	Registered Investment Company	—	6,850
Vanguard Muni Bond Intermediate Tm Port	Registered Investment Company	—	1,216
Vanguard Sector Index Fds Vanguard	Registered Investment Company	—	48,591
Vanguard Sector Index Fds Vanguard	Registered Investment Company	—	12,304

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2010	Schedule I

Vanguard Short Term Bond Index	Registered Investment Company	—	169,877
Vanguard Small Cap Stock Index Trust	Registered Investment Company	—	70,130
Vanguard Specialized Energy Port	Registered Investment Company	—	188,760
Vanguard Specialized Reit Index Fund	Registered Investment Company	—	93,143
Vanguard Strategic Equity	Registered Investment Company	—	9,229
Vanguard Target Ret 2025 Fd Investor Cl	Registered Investment Company	—	195,683
Vanguard Target Ret 2035 Fd Investor Cl	Registered Investment Company	—	118,686
Vanguard Target Retirement 2040 Fd	Registered Investment Company	—	4,529
Vanguard Total Intl Stock Index Fund	Registered Investment Company	—	33,832
Vanguard Total Stock Market	Registered Investment Company	—	6,898
Vanguard Utilities Income	Registered Investment Company	—	35,392
Vanguard Value Index	Registered Investment Company	—	10,576
Vanguard Wellington Fund	Registered Investment Company	—	82,138
Vanguard Whitehall Fds High Dividend Yield	Registered Investment Company	—	23,221
Vanguard Windsor Ii	Registered Investment Company	—	71,060
Vanguard Windsor Ii Admiral	Registered Investment Company	—	124,853
Wasatch Large Cap Value Fund	Registered Investment Company	—	3,556
Wasatch Micro-Cap Value Fund	Registered Investment Company	—	181,559
Wasatch Small Cap Value	Registered Investment Company	—	25,673
Wasatch Ultra Growth	Registered Investment Company	—	6,882
Weitz Partners Value	Registered Investment Company	—	27,930
Wells Fargo Asia Pacific Fd-Investor	Registered Investment Company	—	5,970
Wells Fargo C&B Mid Cap Value Fd Cl D N/C	Registered Investment Company	—	137
Wells Fargo Opport. Fund-Investor	Registered Investment Company	—	1,995
William Blair Int’L Growth Fund	Registered Investment Company	—	5,741
Wintergreen Fund	Registered Investment Company	—	66,414
Wisdomtree Tr Defa High Yielding Equity Fd	Registered Investment Company	—	6,165
Yacktman Focused Fd	Registered Investment Company	—	16,683
Yacktman Fund	Registered Investment Company	—	50,940

Registered Investment Companies			$185,115,996

* Participant Loans	Interest rates range from 4.25% to 10.5%		$39,926,335

Collateral Held on Loaned Securities:
Baxter International Savings Trust Separate Account	Short-Term Investment Fund		215,920,473
* Quality D Short-Term Investment Fund	Short-Term Investment Fund		14,523,018

Collateral Held on Loaned Securities			$230,443,491

Total Investments and Participant Loans			$2,080,908,757

*	Party-in-interest

**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.

(1)	Cost information not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES INCENTIVE INVESTMENT PLAN
Date: June 23, 2011	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee